Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Solvari, Inc.
2700 Louis Henna Blvd Suite 100 Unit J4
Round Rock, TX 78664
https://solvarisolar.com/

Up to $1,235,000.00 in Class B Common Stock at $1.00
Minimum Target Amount: $15,000.00

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

Company:

Company: Solvari, Inc.
Address: 2700 Louis Henna Blvd Suite 100 Unit J4, Round Rock, TX 78664
State of Incorporation: DE
Date Incorporated: January 17, 2017

Terms:

Equity

Offering Minimum: $15,000.00 | 15,000 shares of Class B Common Stock
Offering Maximum: $1,235,000.00 | 1,235,000 shares of Class B Common Stock
Type of Security Offered: Class B Common Stock
Purchase Price of Security Offered: $1.00
Minimum Investment Amount (per investor): $500.00

*Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Testing the Waters Reservations Page Bonus

Reservation Holders in the StartEngine Reservations Page will receive 5% bonus shares.

Time-Based Perks

Super Early Bird 1: Invest $1,000+ within the first 48 Hours and receive 5% bonus shares

Super Early Bird 2: Invest $5,000+ within the first 48 Hours and receive 10% bonus shares

Super Early Bird 3: Invest $10,000+ within the first 48 Hours and receive 15% bonus shares

Super Early Bird 4: Invest $25,000+ within the first 48 Hours and receive 20% bonus shares

Super Early Bird 5: Invest $50,000+ within the first 48 Hours and receive 25% bonus shares

Early Bird 1: Invest $1,000+ within the first 2 weeks and receive 3% bonus shares

Early Bird 2: Invest $5,000+ within the first 2 weeks and receive 5% bonus shares

Early Bird 3: Invest $10,000+ within the first 2 weeks and receive 10% bonus shares

Early Bird 4: Invest $25,000+ within the first 2 weeks and receive 15% bonus shares

Early Bird 5: Invest $50,000+ within the first 2 weeks and receive 20% bonus shares

Flash Perk 1: Invest $5,000+ between Day 35 - 40 and receive 5% bonus shares

Flash Perk 2: Invest $5,000+ between Day 60 - 65 and receive 5% bonus shares

Amount-Based Perks

Tier 1: Invest $1,000+ and receive 2% bonus shares

Tier 2: Invest $5,000+ and receive 3% bonus shares

Tier 3: Invest $10,000+ and receive 5% bonus shares

Tier 4: Invest $25,000+ and receive 10% bonus shares + Custom solar panel installation consultation + a $1,000 discount on all Solvari SR equipment for a single solar system (min 5kW)

Tier 5: Invest $50,000+ and receive 15% bonus shares 6 + Custom solar panel installation consultation + $2,000 discount on all Solvari SR equipment for a single solar system (min 5kW)+ 10% discount for non Solvari equipment such as batteries (once those become available) + a 30 minute video call with the CEO

*In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus

share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Solvari, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B common stock at $1.00/ share, you will receive 110 shares of Class B common stock, meaning you'll own 110 shares for $110.00. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus, the Loyalty Bonus, and the Reservations Bonus in addition to the aforementioned bonus.

The Company and its Business

Company Overview

Company Overview

We believe Solvari is revolutionizing the residential solar industry by addressing the complexity and high costs associated with traditional solar panel installations. Our innovative pre-engineered all-in-one solar panel simplifies the installation process by reducing the typical 450 components required for a solar system to a single installable unit. This breakthrough not only slashes installation time, allowing crews to complete three times more jobs per day, but also cuts costs by at least 25%. Solvari's solution is accessible to a wide range of market segments, including home builders, contractors, DIY homeowners, and big box stores, making solar energy more affordable and easier to install than ever before.

Business Model

Solvari's business model focuses on providing a streamlined, cost-effective solution for the residential and small commercial rooftop solar markets. By offering an all-in-one solar panel, we eliminate the inefficiencies and complexities of traditional solar installations. Our panels are easy to install, do not require specialized skills, and come with all necessary components, making them ideal for various market segments. This approach not only reduces operating expenses but also enables faster project completion, increasing profitability for our customers. Solvari's strategy leverages existing customer bases and established business models, allowing us to deliver solar solutions at a significantly lower cost while expanding our market reach.

Intellectual Property

Solvari's innovative technology is protected by our portfolio of patents and intellectual property rights. Our unique pre-engineered all-in-one solar panel design is the result of extensive research and development, which has been rigorously tested and validated by professional engineers and the National Renewable Energy Laboratory. The simplicity and efficiency of our solution set us apart from traditional solar products, ensuring that we maintain a competitive edge in the market. By safeguarding our intellectual property, we can continue to innovate and provide high-quality, cost-effective solar solutions to a broader audience.

Corporate Structure

Solvari, Inc. was initially organized as TECSI Solar, Inc., a California S-Corp on January 17, 2017. The entity converted to a Delaware C-Corp. on May 31, 2023 and changed its name from TECSI Solar, Inc. to Solvari, Inc on June 9, 2023.

Competitors and Industry

Competitors

We believe Solvari stands out in the crowded solar industry by offering a truly unique product that combines all the necessary components for a solar installation into a single unit. While traditional solar market players like Qcells, Enphase, and Ironridge compete within their specific product segments (solar panels, inverters, racking), Solvari competes across all categories by providing a comprehensive solution. This eliminates the need for complex system designs and compatibility checks, which are common pain points in the industry. Our primary competitors are traditional component manufacturers, but - to our knowledge - none of them offer the all-in-one convenience and efficiency that Solvari provides, positioning us as a game-changer in the solar market.

Industry

The residential and small commercial rooftop solar equipment markets represent a significant growth opportunity. Solvari's total addressable market is $7.5B. From 2026-2029, residential solar will grow by 9% and commercial solar will grow by 11% on average. The complexity of traditional solar installations has created a bottleneck, limiting the expansion of solar energy adoption. Solvari addresses this challenge by offering a simplified, cost-effective solution that can significantly increase the number of installations a solar company can complete in a day, allowing them to eliminate backlogs and lower system costs. Our innovative approach not only accelerates project timelines but also opens new market segments to solar such as electricians, roofers, and home builders that were previously hesitant due to the high initial cost and system complexity that was perceived as too risky of an investment.

Source: https://www.seia.org/research-resources/solar-market-insight-report-q2-2024

Current Stage and Roadmap

Current Stage

Solvari's all-in-one solar panel is fully market-ready, having completed extensive evaluations and certification testing. We have successfully sold over a half dozen systems, generating $60,000 in revenue, with additional orders expected to reach $1 million by the end of September. Our product has exceeded customer expectations, proving its value and effectiveness in real world installations. With all research and development completed, we are now focused on scaling our operations, expanding our customer base, and increasing production capacity to meet growing demand.

Future Roadmap

Solvari's future roadmap includes several key milestones aimed at scaling our operations and increasing market penetration. In the first month, we plan to raise $1.235 million, finalize certification paperwork, and complete our first stage assembly line. By the fourth month, we aim to achieve $11 million in annual production capacity and expand our certified installer network to multiple states. Within eight months, we plan to raise an additional $1.765 million, secure $5.5 million in sales, and obtain a commercial line of credit. Over the next two years, our goals include reaching $80 million in sales, fully automating our production line, and expanding our installer network to 17 states, hopefully positioning Solvari as a leader in the solar industry.

The above roadmap represents company goals and there is no guarantee any of these milestones will be reached.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD- LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

The Team

Officers and Directors

Name: Samuel Truthseeker

Samuel Truthseeker's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- Position: Chief Executive Officer, Board Member
  Dates of Service: January, 2017 - Present
  Responsibilities: Samuel is the only executive at the company and is responsible for all Capital raise activities on StartEngine. He leads Solvari's mission and day to day operations. He currently owns 100% of the company's equity. Samuel does not currently receive compensation but plans to receive a salary after successful funding.

Other business experience in the past three years:

- **Employer:** Truthseeker Holding Company, LLC
  Title: CEO
  Dates of Service: May, 2023 - Present
  Responsibilities: Samuel is the CEO and owns 100% of the company and am responsible for all activities. The LLC has no employees and doesn't generate revenue.

Other business experience in the past three years:

- **Employer:** Truthseeker Patent Company, LLC
  Title: CEO
  Dates of Service: May, 2023 - Present
  Responsibilities: Samuel is the CEO and owns 100% of the company and is responsible for all activities. It has no employees and doesn't generate revenue. It is an asset holding company.

Other business experience in the past three years:

- **Employer:** SoftPawPV, LLC
  Title: CEO
  Dates of Service: May, 2023 - Present
  Responsibilities: Samuel is responsible for all aspects of the business including executing licensing deals and marketing.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or the "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any securities should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should research thoroughly any offering before making an investment decision and consider all of the information provided regarding the Company as well as the following risk factors, in addition to the other information in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial, financial, and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet its projections. There can be no assurance that the Company will be able to find sufficient demand for its product or service, that people think it's a better option than a competing product or service, or that we will be able to provide a product or service at a level that allows the Company to generate revenue, make a profit, or grow the business.

Any valuation is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are independently valued through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess, may not be exact, and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on the securities you purchase. More importantly, there are a limited number of established markets for the resale of these securities. As a result, if you decide to sell these securities in the future, you may not be able to find, or may have difficulty finding, a buyer, and you may have to locate an interested buyer when you do seek to resell your investment. The Company may be acquired by an existing player in the industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment, there will be restrictions on how you can resell the securities you receive. More importantly, there are limited established

markets for these securities. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the same or a similar industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The Company may undergo a future change that could affect your investment
The Company may change its business, management or advisory team, IP portfolio, location of its principal place of business or production facilities, or other change which may result in adverse effects on your investment. Additionally, the Company may alter its corporate structure through a merger, acquisition, consolidation, or other restructuring of its current corporate entity structure. Should such a future change occur, it would be based on management's review and determination that it is in the best interests of the Company.

Your information rights are limited with limited post-closing disclosures
The Company is required to disclose certain information about the Company, its business plan, and its anticipated use of proceeds, among other things, in this offering. Early-stage companies may be able to provide only limited information about their business plan and operations because it does not have fully developed operations or a long history to provide more disclosure. The Company is also only obligated to file information annually regarding its business, including financial statements. In contrast to publicly listed companies, investors will be entitled only to that post-offering information that is required to be disclosed to them pursuant to applicable law or regulation, including Regulation CF. Such disclosure generally requires only that the Company issue an annual report via a Form C-AR. Investors are generally not entitled to interim updates or financial information.

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. It is a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Company. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of common stock or other securities. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per security.

Management's Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this offering. The Use of Proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward-looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and may not have been reviewed by our independent accountants. These projections are based on assumptions that management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the Company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Reliance on a single service or product
All of our current services are variants of one type of service and/or product. Relying heavily on a single service or product can be risky, as changes in market conditions, technological advances, shifts in consumer preferences, or other changes can adversely impact the demand for the product or service, potentially leading to revenue declines or even business failure.

Supply Chain and Logistics Risks

The availability of raw materials, transportation costs, and supply chain disruptions can all impact the ability to manufacture and distribute products or services, leading to lost revenue or increased costs. Products and services that are not available when customers need them can lead to lost sales and damage to the brand's reputation.

Quality and Safety of our Product and Service
The quality of a product or service can vary depending on the manufacturer or provider. Poor quality can result in customer dissatisfaction, returns, and lost revenue. Furthermore, products or services that are not safe can cause harm to customers and result in liability for the manufacturer or provider. Safety issues can arise from design flaws, manufacturing defects, or improper use.

Minority Holder; Securities with No Voting Rights
The Class B Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating how the Company will be run. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management's discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans, or prospects, sometimes with little or no notice. When such changes happen during the course of an offering, we must file an amendment to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Non-accredited investors may not be eligible to participate in a future merger or acquisition of the Company and may lose a portion of their investment
Investors should be aware that under Rule 145 under the Securities Act of 1933 if they invest in a company through Regulation CrowdFunding and that company becomes involved in a merger or acquisition, there may be significant regulatory implications. Under Rule 145, when a company plans to acquire another and offers its shares as part of the deal, the transaction may be deemed an offer of securities to the target company's investors, because investors who can vote (or for whom a proxy is voting on their behalf) are making an investment decision regarding the securities they would receive. All investors, even those with non-voting shares, may have rights with respect to the merger depending on relevant state laws. This means the acquirer's "offer" to the target's investors would require registration or an exemption from registration (such as Reg. D or Reg. CF), the burden of which can be substantial. As a result, non-accredited investors may have their shares repurchased rather than receiving shares in the acquiring company or participating in the acquisition. This may result in investors' shares being repurchased at a value determined by a third party, which may be at a lesser value than the original purchase price. Investors should consider the possibility of a cash buyout in such circumstances, which may not be commensurate with the long-term investment they anticipate.

We face significant market competition
We will compete with larger, established companies that currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will not render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company operating in a new and highly competitive industry
The Company operates in a relatively new industry with a lot of competition from both startups and established companies. As other companies flood the market and reduce potential market share, Investors may be less willing to invest in a company with a declining market share, which could make it more challenging to fund operations or pursue growth opportunities in the future.

Intense Market Competition
The market in which the company operates may be highly competitive, with established players, emerging startups, and potential future entrants. The presence of competitors can impact the company's ability to attract and retain customers, gain market share, and generate sustainable revenue. Competitors with greater financial resources, brand recognition, or established customer bases may have a competitive advantage, making it challenging for the company to differentiate itself and achieve long-term success.

Vulnerability to Economic Conditions

Economic conditions, both globally and within specific markets, can significantly influence the success of early-stage startups. Downturns or recessions may lead to reduced consumer spending, limited access to capital, and decreased demand for the company's products or services. Additionally, factors such as inflation, interest rates, and exchange rate fluctuations can affect the cost of raw materials, operational expenses, and profitability, potentially impacting the company's ability to operate.

Uncertain Regulatory Landscape

Due to the unestablished nature of the market the business operates within, the potential introduction of new laws or industry-specific standards can impose additional costs and operational burdens on the company. Non-compliance or legal disputes may result in fines, penalties, reputational damage, or even litigation, adversely affecting the company's financial condition and ability to operate effectively.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company's owns a number of trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

Our business depends on our ability to attract, retain, and develop highly skilled and qualified employees. As we grow, we will need to continue to attract and hire additional employees in various areas, including sales, marketing, design, development, operations, finance, legal, and human resources. However, we may face competition for qualified candidates, and we cannot guarantee that we will be successful in recruiting or retaining suitable employees. Additionally, if we make hiring mistakes or fail to develop and train our employees adequately, it could have a negative impact on our business, financial condition, or operating results. We may also need to compete with other companies in our industry for highly skilled and qualified employees. If we are unable to attract and retain the right talent, it may impact our ability to execute our business plan successfully, which could adversely affect the value of your investment. Furthermore, the economic environment may affect our ability to hire qualified candidates, and we cannot predict whether we will be able to find the right employees when we need them. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell our products is subject to various government regulations, including but not limited to, regulations related to the manufacturing, labeling, distribution, and sale of our products. Changes in these regulations, or the enactment of new regulations, could impact our ability to sell our products or increase our compliance costs. Furthermore, the regulatory landscape is subject to regular change, and we may face challenges in adapting to such changes, which could adversely affect our business, financial condition, or operating results. In addition to government regulations, we may also be subject to other laws and regulations related to our products, including intellectual property laws, data privacy laws, and consumer protection laws. Non-compliance with these laws and regulations could result in legal and financial liabilities, reputational damage, and regulatory fines and penalties. It is also possible that changes in public perception or cultural norms regarding our products may impact demand for our products, which could adversely affect our business and financial performance, which may adversely affect your investment.

We rely on third parties to provide services essential to the success of our business

Our business relies on a variety of third-party vendors and service providers, including but not limited to manufacturers, shippers, accountants, lawyers, public relations firms, advertisers, retailers, and distributors. Our ability to maintain high-quality operations and services depends on these third-party vendors and service providers, and any failure or delay in their performance could have a material adverse effect on our business, financial condition, and operating results. We may have limited control over the actions of these third-party vendors and service providers, and they may be subject to their own operational, financial, and reputational risks. We may also be subject to contractual or legal limitations in our ability to terminate relationships with these vendors or service providers or seek legal recourse for their actions. Additionally, we may face challenges in finding suitable replacements for these vendors and service providers, which could cause delays or disruptions to our operations. The loss of key or other critical vendors and service providers could materially and adversely affect our business, financial condition, and operating results, and as a result, your investment could be adversely impacted by our reliance on these third-party vendors and service providers.

Economic and market conditions

The Company's business may be affected by economic and market conditions, including changes in interest rates, inflation, consumer demand, and competition, which could adversely affect the Company's business, financial condition, and operating results.

Force majeure events

The Company's operations may be affected by force majeure events, such as natural disasters, pandemics, acts of terrorism, war, or other unforeseeable events, which could disrupt the Company's business and operations and adversely affect its financial condition and operating results.

Adverse publicity

The Company's business may be negatively impacted by adverse publicity, negative reviews, or social media campaigns that could harm the Company's reputation, business, financial condition, and operating results.

Ownership and Capital Structure; Rights of the Securities

Ownership
The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Truthseeker Holding Company, LLC (100% owned and managed by Samuel Truthseeker)	12,727,950	Class A Common Stock	100.0%

The Company's Securities

The Company has authorized Class A Common Stock, Class B Common Stock, and Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,235,000 of Class B Common Stock.

Class A Common Stock

The amount of security authorized is 15,000,000 with a total of 12,727,950 outstanding.

Voting Rights

One vote per share.

Material Rights

There are no material rights associated with Class A Common Stock.

Class B Common Stock

The amount of security authorized is 5,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Class B Common Stock.

Material Rights

There are no material rights associated with Class B Common Stock.

Preferred Stock

The amount of security authorized is 5,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Preferred Stock.

Material Rights

There are no material rights associated with Preferred Stock.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the Company, including additional issuances of securities, company repurchases of securities, a sale of the Company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less

than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the Company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the Company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- Name: Class A Common Stock
  Type of security sold: Equity
  Final amount sold: $1.00
  Number of Securities Sold: 10,000
  Use of proceeds: Initial founder stock grant
  Date: February 18, 2024
  Offering exemption relied upon: Section 4(a)(2)

- Name: Class A Common Stock
  Type of security sold: Equity
  Final amount sold: $1,271.80
  Number of Securities Sold: 12,717,950
  Use of proceeds: Initial founder stock grant
  Date: August 22, 2024
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Net Sales

Net Sales for fiscal year 2022 was $359,638 compared to $84,780 in fiscal year 2023.

In 2022 Solvari was TECSI Solar. TECS Solar was an engineering consulting firm that developed solar products for other companies. The Solvari product was initially developed by TECSI Solar. The $359,638 for 2022 was for services rendered. $70,000 of the $84,780 for 2023 was revenue from a license fee for IP that TECSI Solar owned at the time which has since been transferred to Truthseeker Patent Company as part of TECSI Solar's transition to Solvari, inc. on May 31st 2023 since it was not relevant to the Solvari product nor Solvari's mission or intended assets. The remainder was income from selling Solvari products.

Cost of Sales

Cost of Sales for fiscal year 2022 was $67,797 compared to $174,262 in fiscal year 2023.

In 2022, TECSI Solar was developing products for future Solvari and for its customers. However, due to the very early stage of the development of these products, they didn't have significant material costs associated with them. In 2023, TECSI Solar and later Solvari invested heavily in molds for its polymeric parts, materials to build its 330 beta units and 60 certification units, as well as other items.

Gross Margins

No products were sold in 2022 and only one beta system in 2023. Gross margins are not relevant to the build and sales of beta units due to the limited material order and R&M manual assembly process.

Expenses

Expenses for fiscal year 2022 were $532,956 compared to $561,414 in fiscal year 2023. No significant change occurred.

Historical results and cash flows:

The Company is currently in the pre growth stage and pre revenue generation. We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because product sales will be significantly higher and grow much quicker than historical revenue from engineering services. In addition, Solvari has yet to sell a fully certified product (expected by 9/30/24 which has limited growth . Past cash was primarily generated through revenues from engineering services, and government grants and awards. Our goal is for future revenues to be generated primarily through product sales with some coming from government grants and equity raises. Historical cash flows from engineering services are not representative of future cash flows from product sales which are expected to be orders of magnitudes larger. These projections are supported by LOIs and current sales efforts.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of October 1st, 2024, the Company has capital resources available in the form of $44,326.99 in a Capital One Checking Account, $772.98 in a Capital One Savings Account, $4,457.75 (as of August 31st 2024, last available bank statement) in a Texas Capital Checking Account. The company also has access to Founder capital infusions as required.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our company operations. These funds are required to support operational expenses.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of the total funds that our Company has, 90% will be made up of funds raised from the crowdfunding campaign, if it raises its maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum funding goal of $15,000, we anticipate the Company will be able to operate for 10 days. This is based on a current monthly burn rate of $40,000.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum funding goal, we anticipate the Company will be able to operate for 10 months. This is based on a current monthly burn rate of $40,000 with an increase to a burn rate to $102,333 for expenses related to Salaries ($53,000), Job Supplies & msc. ($16,500), Rent ($6,000), Legal services ($10,000), Professional services ($8,000), Insurance ($500), Marketing Budget ($8,000) for a total of $102,000.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including $500,000 CalSEED grant managed

by Truthseeker Holding Company to pay for manufacturing equipment and labor costs for Sovlari's development of a product assembly line. In addition, Solvari is planning a second CF round using the StarEngine platform totaling $1.75M within 6-12 months of the completion of the initial raise. The anticipated valuation of the company at that time is $25M-$40M.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

- Name of Entity: Truthseeker Holding Company, LLC
  Names of 20% owners: Samuel Truthseeker
  Relationship to Company: 20%+ Owner
  Nature / amount of interest in the transaction: Truthseeker Holding Company is the named recipient of the Company's CalSEED grant
  Material Terms: Truthseeker Holding Company executes on the CalSEED grant for Solvari and transfers technology to Solvari at the conclusion of the grant.

Valuation

Pre-Money Valuation: $12,727,950.00

Valuation Details:

This pre-money valuation was calculated internally by the Company without the use of any formal third-party evaluation.

The pre-money valuation has been calculated on a fully diluted basis. The Company has no Preferred Stock outstanding. The company has no options, warrants, other securities with a right to acquire shares or any shares reserved for issuance under a stock plan are issued.

Use of Proceeds

If we raise the Target Offering Amount of $15,000.00 we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- StartEngine Service Fees
  94.5%
  Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

If we raise the over allotment amount of $1,235,000.00, we plan to use these proceeds as follows:

- StartEngine Platform Fees
  5.5%

- Research & Development
  3.0%
  We will use 3% of the funds raised for market and customer research, new product development and market testing.

- Inventory
  10.0%
  We will use 10% of the funds raised to purchase inventory for the Company's product in preparation of the launch of the product.

- Company Employment
  45.0%
  We will use 45% of the funds to hire key personnel for daily operations, including the following roles: Executive, sales & marketing, Manufacturing engineering and mgrs, line workers.

- Working Capital
  35.0%
  We will use 35% of the funds for working capital to cover expenses for the rent, legal costs, insurance, professional

services, and marketing, as well as ongoing day-to-day operations of the Company.

- StartEngine Service Fees
1.5%
Fees for certain creative design, legal, marketing, technical, and administrative support services provided by StartEngine, of which the final amount may vary.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://solvarisolar.com/ (https://www.solvarisolar.com/annual-reports).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/solvari

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW OR AUDIT (AS APPLICABLE) FOR Solvari, Inc.

[See attached]

Solvari, Inc.
(the "Company")
a Delaware Corporation

Financial Statements (unaudited) and Independent Accountant's Review Report

Years ended December 31, 2023 & 2022

Table of Contents



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To: Solvari, Inc. Management

We have reviewed the accompanying financial statements of Solvari, Inc. (the Company) which comprise the statement of financial position as of December 31, 2023 & 2022 and the related statements of operations, statement of changes in shareholders' equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements:
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility:
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion:
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:
As discussed in Note 1, specific circumstances raise substantial doubt about the Company's ability to continue as a going concern in the foreseeable future. The provided financial statements have not been adjusted for potential requirements in case the Company cannot continue its operations. Management's plans in regard to these matters are also described in Note 1.

Rashellee Herrera | CPA,CISA,CIA,CFE,CCAE | #AC59042
On behalf of RNB Capital LLC
Sunrise, FL
8/2/24

SOLVARI, INC.
STATEMENT OF FINANCIAL POSITION

See Accompanying Notes to these Unaudited Financial Statements

	As of December 31,	
	2023	2022
ASSETS		
Current Assets:		
Cash and Cash Equivalents	105,920	380,820
Accounts Receivable	6,663	6,638
Inventories	105,960	-
Other Current Assets	38	3,797
Total Current Assets	218,581	391,255
Total Non-Current Assets	-	-
TOTAL ASSETS	218,581	391,255
LIABILITIES AND EQUITY		
Current Liabilities:		
Credit card and other payables	24,172	45,496
Payroll Liabilities	55	8,126
Other current liabilities	-	-
Total Current Liabilities	24,227	53,622
Non-Current Liabilities:		
Other Non-current liabilities	-	-
Total Non-Current Liabilities	-	-
TOTAL LIABILITIES	24,227	53,622
EQUITY		
Common Stock	10	10
Additional Paid-in Capital	539,844	69,844
Retained Earnings	(345,500)	267,779
TOTAL EQUITY	194,355	337,633
TOTAL LIABILITIES AND EQUITY	218,581	391,255

SOLVARI, INC.
STATEMENT OF OPERATIONS

See Accompanying Notes to these Unaudited Financial Statements

| | Year Ended December 31, | |
	2023	2022
Revenues		
Net Sales	84,780	359,638
Cost of Sales	174,262	67,797
Gross Profit	(89,482)	291,841
Operating Expenses		
General and Administrative Expense	261,875	206,445
Advertising and Marketing Expense	37,536	13,605
Payroll Expense	262,002	306,851
Depreciation Expense	-	5,764
Amortization Expense	-	291
Total Operating Expenses	561,414	532,956
Total Loss from Operations	(650,896)	(241,115)
Other Income		
Interest Income	117	232
Other income	67,500	604,364
Total Other Income	67,617	604,596
Earnings Before Income Taxes	(583,279)	363,481
Income Tax	-	-
Net Income (Loss)	(583,279)	363,481

SOLVARI, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY

See Accompanying Notes to these Unaudited Financial Statements

	Common Stock		APIC	Retained Earnings	Total Shareholder's Equity
	# of Shares	$ Amount		(Deficit)	
Beginning balance at 1/1/22	10,000	100	53,622	81,098	134,820
Issuance of Common Stock	-	-	-	-	-
Additional Paid in Capital	-	-	16,132	-	16,132
Adjustment	-	(90)	90	-	-
Shareholders' Distribution	-	-	-	(176,800)	(176,800)
Net income (loss)	-	-	-	363,481	363,481
Ending balance at 12/31/22	10,000	10	69,844	267,779	337,633
Issuance of Common Stock	-			-	-
Additional Paid in Capital	-	-	470,000	-	470,000
Shareholders' Distribution	-	-	-	(30,000)	(30,000)
Net income (loss)	-	-	-	(583,279)	(583,279)
Ending balance at 12/31/23	10,000	10	539,844	(345,500)	194,355

SOLVARI, INC.
STATEMENT OF CASH FLOWS

See Accompanying Notes to these Unaudited Financial Statements

	Year Ended December 31,	
	2023	2022
OPERATING ACTIVITIES		
Net Income (Loss)	(583,279)	363,481
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Receivable	(25)	9,475
Inventories	(105,960)	-
Credit card and other payables	(21,324)	39,458
Payroll Liabilities	(8,072)	4,070
Other current assets	3,759	1,014
Amortization Expense	-	291
Depreciation Expense	-	5,764
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(131,621)	60,071
Net Cash provided by (used in) Operating Activities	(714,900)	423,553
INVESTING ACTIVITIES	-	-
Fixed Assets - net	-	(5,764)
Net Cash provided by (used in) Investing Activities	-	(5,764)
FINANCING ACTIVITIES		
Common Stock	-	-
Additional Paid-in Capital	470,000	16,132
Shareholder's Distribution	(30,000)	(176,800)
Net Cash provided by (used in) Financing Activities	440,000	(160,668)
Cash at the beginning of period	380,820	123,699
Net Cash increase (decrease) for period	(274,900)	257,121
Cash at end of period	105,920	380,820

NOTE 1 – DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Solvari, Inc. ("the Company") a C-Corp which was formed in Delaware on May 31, 2023. Originally, the Company was formed in California on January 17, 2017 under the name TECSI Solar and elected to be an S-Corporation. The Company then converted into a Delaware Corporation on May 31, 2023 under the name TECSI Solar, Inc. On June 09, 2023, the Company amended its certificate of registration changing its company name from TECSI Solar, Inc. to Solvari, Inc. Further, the Company revoked its election to be treated as an S Corporation effective June 30, 2023.

The Company earns revenue through selling specialized solar panels to companies who distribute, sell, or install solar panels to businesses and homeowners. The Company headquarters is in Round Rock, TX and the Company's customers will be located in the United States and Canada.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Substantial Doubt About the Entity's Ability to Continue as a Going Concern:

The accompanying balance sheet has been prepared on a going concern basis, which means that the entity expects to continue its operations and meet its obligations in the normal course of business during the next twelve months. Conditions and events creating the doubt include the fact that the Company has commenced principal operations and realized losses in excess of its working capital in the most recent year. The Company may continue to generate losses. The Company's management has evaluated this condition and plans to generate revenues and raise capital as needed to meet its capital requirements. However, there is no guarantee of success in these efforts. Considering these factors, there is substantial doubt about the company's ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The Company's financial statements are prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The Company's fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

In preparing these unaudited financial statements in conformity with U.S. GAAP, the Company's management makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Fair Value of Financial Instruments

FASB Accounting Standards Codification (ASC) 820 "*Fair Value Measurements and Disclosures*" establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: Valuations based on quoted prices for identical assets and liabilities in active market
Level 2: Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.
Level 3: Valuations based on observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data.

There were no material items that were measured at fair value as of December 31, 2022 and December 31, 2023.

Cash and Cash Equivalents
The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company had $105,920 and $380,820 in cash and cash equivalents as of December 31, 2023 and December 31, 2022, respectively.

Accounts Receivable
Trade receivables due from customers are uncollateralized customer obligations due under normal trade terms. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest

unpaid invoices. Payments are generally collected upfront, but some of the merchants that products are sold through have a delay between collecting from the customer and sending to the Company.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Inventory

Inventory consisted primarily of raw materials.. Inventories are stated at the lower of cost or net realizable value utilizing the first-in, first-out method. Inventory at December 31, 2023 and December 31, 2022 was valued at $105,960 and Zero, respectively.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income. Depreciation is provided using the straight-line method, based on useful lives of the assets.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2023.

The Company has fully depreciated property and equipment with a summary schedule below.

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/23
Computers	5	10,482	(10,482)	-	-
Machinery & Equipment	5	5,764	(5,764)	-	-
Grand Total	-	16,246	(16,246)	-	-

Capitalized Internal-Use Software Costs

The Company is required to follow the guidance of Accounting Standards Codification 350 ("ASC 350"), Intangibles- Goodwill and Other in accounting for the cost of computer software developed for internal-use and the accounting for web-based product development costs. ASC 350 requires companies to capitalize qualifying computer software costs, which are incurred during the application development stage, and amortize these costs on a straight-line basis over the estimated useful life of the respective asset.

Costs related to preliminary project activities and post implementation activities are expensed as incurred. Internal-use software is amortized on a straight-line basis over its estimated useful life which is determined to be 5 years.

The Company has fully amortized intangible assets - software with a summary schedule below.

Property Type	Useful Life in Years	Cost	Accumulated Depreciation	Disposals	Book Value as of 12/31/23
Intangible Assets - Software	3	11,422	(11,422)	-	-
Grand Total	**-**	**11,422**	**(11,422)**	**-**	**-**

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company generates revenues by selling equipment and solar panel. There are warranties associated with the products the company sells including craftmanship and performance. The Company's payments are generally collected at time of client's purchase.

The Company's primary performance obligation is the delivery of products. Revenue is recognized at the time of shipment net of estimated returns. Coincident with revenue recognition, the Company establishes a liability for expected returns and records an asset (and corresponding adjustment to cost of sales) for its right to recover products from customers on settling the refund liability.

General and Administrative

General and administrative expenses consist of expenses involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Advertising Costs

Advertising costs associated with marketing the Company's products and services are expensed as costs are incurred.

<u>Payroll Expense</u>

Payroll expense consists of payroll and related expenses for employees and independent contractors.

<u>Recent Accounting Pronouncements</u>

The FASB issues Accounting Standards Updates (ASUs) to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions. No transactions require disclosure.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

The Company is not currently involved with or knows of any pending or threatening litigation against it or any of its officers. Further, the Company is currently complying with all relevant laws and regulations. The Company does not have any long-term commitments or guarantees.

NOTE 5 – LIABILITIES AND DEBT

The Company does not have any long-term liabilities and debt as of December 31, 2023.

NOTE 6 – EQUITY

The Company has authorized 10,000 of common shares with a par value of $0.001 per share. 10,000 shares were issued and outstanding as of December 31, 2023.

Dividends.
Dividends upon the shares of capital stock of the Corporation may be declared by the Board of Directors at any regular or special meeting of the Board of Directors. Dividends may be paid in cash, in property, or in shares of the Corporation's capital stock, unless otherwise provided by applicable law or the Certificate of Incorporation.

NOTE 7 – SUBSEQUENT EVENTS
The Company has evaluated events subsequent to December 31, 2023 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through August 2, 2024, the date these financial statements were available to be issued.

The Company entered into the transfer and assignment of shares (10,000 shares) agreement effective as of February 18, 2024, by and between Samuel Truthseeker and Truthseeker Holding Company, LLC.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

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Solvari produces an all-in-one solar panel for residential and small commercial roofs that optimizes installation and eliminates barriers to entry. We have completed R&D and certification testing, sold $60K worth of product, raised nearly $1.5M from the DOD and the California Energy Commission, and brought the product to full market readiness, meeting all target metrics.

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TEAM



Samuel Truthseeker • Chief Executive Officer, Board Member

With 23 years of engineering, leadership, and startup experience in the solar industry, Mr. Truthseeker is recognized as an industry expert with a reputation for coupling his innovative solutions with a keen business sense to create market-successful products.

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David Levesque • Accounts & Operations Manager

David brings 20 years of sales experience, including the health and energy industries. He has generated over $1M in B2B and B2C sales and negotiated $500k in licensing revenue. David also has experience selling to large companies such as Bayer, J&J, and Pfizer.

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Darren Reisner • Mechanical Engineer & Customer Support

Darren has a Master's degree in Mechanical Engineering from UT Austin where he researched advanced solar technology. He has dedicated his career to fighting climate change by developing, improving, and implementing advancements in green technology.

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Julio Guevara • Line Manager

Julio has over 16 years of construction experience including home construction, roofing, and solar. He is bilingual in English and Spanish which he uses to manage and lead teams of workers towards a common goal of efficiency and quality.



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Josh Plaisted • Advisory Team Member

CEO at Flagstaff Research (Formally: CEO of PVT Solar, CTO of EchoFirst, & VP Engineering at SunEdison) Josh brings startup, business operations, business development, & technology expertise to the team.

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Jaco Van Rensberg • Advisory Team Member

CEO at Solean (Formally: Dr of Field Operations for SunEdison, Sr. Field Operations Manager for EchoFirst, Principal Owner of Professional Home Care Solutions) Jaco brings home construction, roofing, and long-tail solar small business operations experience to the team. He has also been instrumental in cost modeling, design and prototype evaluations.

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Rich Robb • Advisory Team Member

CEO at MN Builders. Rich brings construction, roofing, contractor market dynamics, and cost modeling expertise to the team. He was also instrumental in prototype and alpha evaluations.

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Jeremy Flack • Advisory Team Member

CEO at Flack Metals. Jeremy brings finance, business planning, business growth, metal roofing, M&A, and entrepreneurial expertise to the team.

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Mike Munsell • Advisory Team Member

Partner at Armstrong Teasdale. Mike brings 25 years of USTPO experience including patents on solar products to the team. He also provides corporate, investment, and contract expertise through his firm.

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THE PITCH

The All-in-One, Ready-to-Install Solar Panel

SIMPLIFYING RESIDENTIAL SOLAR

Solvari simplifies the installation to just the solar panels, eliminating the need for extra parts.

Current Technology	Our Technology
Solar Panels	Solvari Panels
+450 Parts	**+0 Parts**




At Solvari, our mission is to make solar affordable and accessible to everyone. Current technologies are too complicated and expensive to make this a reality. That's why we created Solvari SR. We believe Solvari's all-in-one approach is our best chance to significantly reduce the cost of residential solar. By simplifying the entire rooftop solar array to a single installable component, we achieve cutting-edge optimizations and unmatched installation speeds. Solvari is so easy to install that it not only makes solar installers more efficient and profitable, it can open the solar market to traditional trades such as roofers, electricians, and home builders. We even envision Solvari panels on the shelves of big box stores creating unparalleled access across the U.S.

SIMPLER IS BETTER

Simplified supply chain, operations, and installation ensure predictability, repeatability, and reliability, on every job, no matter who installs it.



ALL-IN-ONE PRODUCT



READY-TO-INSTALL



TESTED AND VERIFIED

SKU Count
(Any Solar System)



Part Count
(22 Panel Solar System)



Our team consists of business leaders, engineers, and installation experts who are passionate about solar, the environment, and energy independence. With a deep understanding of industry challenges, we've developed a solution that addresses the key pain points for both installers and homeowners.

At Solvari, we aim to simplify and democratize solar energy. We are committed to providing exceptional customer service and building a strong sustainable business. Solvari SR is fully market-ready, having undergone rigorous third-party evaluation and testing by Professional Engineers and the National Renewable Energy Laboratory for building code compliance and long-term reliability. With positive customer feedback, we have already sold over $60,000 worth of systems.

> *"Solvari simplifies the installation, eliminates typical quality issues, and is super-fast, allowing my crews to get more jobs done in a day."*

– Haysam Sakar
CEO of Action Solar

*The above testimonial may not be representative of the opinions or experiences of other Solvari customers and is not a guarantee of future performance or success.

THE PROBLEM & OUR SOLUTION

Simplifying Solar, One Panel At A Time

Solvari can Transform Solar to Significantly Reduce Costs

Solvari® SR is a pre-engineered solar panel that comes equipped with all the rooftop components integrated and ready-to-install

   



Residential solar has long been a complex and costly endeavor. Traditional solar systems require hundreds of components, skilled labor, and intricate installation processes. This complexity drives up costs, limits solar adoption, and hinders widespread energy independence.

A COMPLETE SOLAR SOLUTION

ACCELERATING INSTALLER GROWTH

Solvari is fast!

3x More
Homes/Day with Same Labor

REDUCING COST-TO-OPERATE

INSTALLERS CAN SAVE **18-25%**


Eliminates Logistics


Unskilled Labor & 3x Faster


Simplifies Engineering

By integrating essential components into a single, pre-engineered unit, Solvari can dramatically simplify the installation process, reduce costs, and expand the market for solar energy.





01:20

- **Accelerated Installation:** Solvari's streamlined design allows installation crews to get three jobs done in a day compared to a single job with traditional systems. This boosts installer efficiency, revenue, and profits.

- **Cost Reduction:** Solvari can significantly lower the overall cost of solar by 25% or more by substantially reducing the installers' cost to operate. Not only does Solvari lower their installation costs, the single SKU (stock-keeping unit) nature of our system lowers their operating costs. It eliminates several back-office resources that are required to manage traditional solar products, such as system designers, engineers, buyers, trainers, part pickers, and crew managers. In addition, the Solvari system can eliminate many other costs, such as insurance fees, warehouse space, specialized trucks, tools, and many more.

- **Simplified Process:** Solvari's all-in-one solution eliminates the need for system design, engineering, solar expertise, specialized training, on-site decision-making, packaging, part hunting, site cleanup, callbacks, and failed inspections. This streamlines the installation process, making it faster, easier, and more predictable.

- **Expanded Market:** Solvari's ease of installation and product simplicity can open up new market opportunities for a wider range of businesses, from roofers to electricians, to home builders. These businesses have extensive customer databases, are closer to the homeowner, and are "trusted advisors" due to their local footprint, repeat business model, and established business reputation. We believe these advantages, along with Solvari's product simplicity, will allow them to overcome solar hesitancy and deliver solar at a lower cost. We believe this paradigm shift, led by Solvari, will be critical to increasing solar adoption in the U.S.



SOLVARI INSTALL BENEFITS



Proven 4X Faster



No Ground Wires



Eliminate Array Layout



Zero Training Required



Screw it Down Anywhere



Each Module is Independent



No Additional Parts Required

By simplifying solar, Solvari can empower millions of homeowners and businesses, accelerating the transition to a sustainable future.

THE MARKET & OUR TRACTION

Powering Progress: Solvari's Rise in the Expanding Solar Market

The solar industry is growing, with a $7.5 billion total addressable market (TAM). Solvari is seizing this opportunity by targeting the residential market, which is expected to grow 25% annually. With only 6% of solar-suitable roofs currently with solar, the market potential is vast.[1,2]



MARKET OPPORTUNITY - SOLAR INDUSTRY
Solvari
TAM $7.5B
SAM $6.3B
SOM $1.9B
30%
Market Segment
Residential
$6.3B
9% CAGR
Commercial & Industrial
$1.2B
Addressable Roof Type
83%
$4.3B Asphalt Shingle
$1.1B Single Ply
$0.5B Metal
$0.2B Rolled Bitumen
Non-Addressed Roof Type
17% All Others
23% Followers List
+
7% New Business

Source

Solvari has seen significant market interest, with over 500 target companies choosing to follow our progress, with several providing non-binding letters of intent to purchase. Our email campaigns consistently return a >50% open rate, with 26% of our target customers opening at least four out of every seven emails. While we have seen significant interest from solar installers, Solvari has also made traction with roofers, electricians, home builders, and DIY solar equipment resellers, all of whom are in advanced negotiations with Solvari for bulk purchase orders.





Award Winning Technology

Department of Energy	**WINNER!** (185 Competitors) **$800K**
California Energy Commission **CalSEED**	**WINNER!** (240 Competitors) **$650K**

Solvari won two highly competitive and prestigious early-stage funding competitions that were sponsored by the state of California and the U.S. Department of Energy. While CalSEED recognized Solvari as having a "breakthrough clean technology innovation," the American Made Solar Prize team concluded that Solvari's all-in-one approach "simplifies the ordering and the installation process." These organizations believe in Solvari and its technology - they chose to support us over 420 other companies. With these substantial contributions and the CEO's $1.5 million pre-seed funding, Solvari has been able to complete the R&D and bring the product to market readiness.



01:35

The above testimonial may not be representative of the opinions or experiences of others and is not a guarantee of future performance or success.

WHY INVEST

Invest in a Brighter, More Sustainable Future



Invest in Solvari Today

Join us as we build a world powered by clean, accessible solar energy. Help us make our vision a reality!

At Solvari, we imagine a world where solar is more accessible, offering you the choice to buy from a solar installer, a contractor, or directly from Home Depot. By expanding the market and lowering costs, we believe Solvari can make solar energy more attainable, driving adoption and accelerating our clean energy transition.

Help us scale our operations, expand our market reach, and realize our mission to democratize solar energy. By investing in Solvari, you're not just making a financial decision; you're joining a movement to build a brighter, cleaner future.

THIS WEBPAGE MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT", "CAN" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE

COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

ABOUT

HEADQUARTERS

**2700 Louis Henna Blvd Suite 100 Unit J4
Round Rock, TX 78664**

WEBSITE

View Site ↗

Solvari produces an all-in-one solar panel for residential and small commercial roofs that optimizes installation and eliminates barriers to entry. We have completed R&D and certification testing, sold $60K worth of product, raised nearly $1.5M from the DOD and the California Energy Commission, and brought the product to full market readiness, meeting all target metrics.

TERMS

Solvari

Overview

PRICE PER SHARE
$1

VALUATION
$12.73M

DEADLINE ⓘ
Feb. 11, 2025 at 7:59 AM UTC

FUNDING GOAL ⓘ
$15k - $1.24M

Breakdown

MIN INVESTMENT ⓘ
$500

OFFERING TYPE
Equity

MAX INVESTMENT ⓘ
$1,235,000

SHARES OFFERED
Class B Common Stock

MIN NUMBER OF SHARES OFFERED
15,000

MAX NUMBER OF SHARES OFFERED
1,235,000

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing	→

Offering Memorandum	→

Financials ⌄

	Most Recent Fiscal Year-End	Prior Fiscal Year-End
Total Assets	$218,581	$391,255
Cash & Cash Equivalents	$105,920	$380,820
Accounts Receivable	$6,663	$6,638
Short-Term Debt	$24,227	$53,622
Long-Term Debt	$0	$0
Revenue & Sales	$84,780	$359,638
Costs of Goods Sold	$174,262	$67,797
Taxes Paid	$0	$0
Net Income	-$583,279	$363,481

Risks ⌄

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Testing the Waters Reservations Page Bonus

Reservation Holders in the StartEngine Reservations Page will receive 5% bonus shares.

Time-Based Perks

Super Early Bird 1: Invest $1,000+ within the first 48 Hours and receive 5% bonus shares

Super Early Bird 2: Invest $5,000+ within the first 48 Hours and receive 10% bonus shares

Super Early Bird 3: Invest $10,000+ within the first 48 Hours and receive 15% bonus shares

Super Early Bird 4: Invest $25,000+ within the first 48 Hours and receive 20% bonus shares

Super Early Bird 5: Invest $50,000+ within the first 48 Hours and receive 25% bonus shares

Early Bird 1: Invest $1,000+ within the first 2 weeks and receive 3% bonus shares

Early Bird 2: Invest $5,000+ within the first 2 weeks and receive 5% bonus shares

Early Bird 3: Invest $10,000+ within the first 2 weeks and receive 10% bonus shares

Early Bird 4: Invest $25,000+ within the first 2 weeks and receive 15% bonus shares

Early Bird 5: Invest $50,000+ within the first 2 weeks and receive 20% bonus shares

Flash Perk 1: Invest $5,000+ between Day 35 - 40 and receive 5% bonus shares

Flash Perk 2: Invest $5,000+ between Day 60 - 65 and receive 5% bonus shares

Amount-Based Perks

Tier 1: Invest $1,000+ and receive 2% bonus shares

Tier 2: Invest $5,000+ and receive 3% bonus shares

Tier 3: Invest $10,000+ and receive 5% bonus shares

Tier 4: Invest $25,000+ and receive 10% bonus shares + Custom solar panel installation consultation + a $1,000 discount on all Solvari SR equipment for a single solar system (min 5kW)

Tier 5: Invest $50,000+ and receive 15% bonus shares 6 + Custom solar panel installation consultation + $2,000 discount on all Solvari SR equipment for a single solar system (min 5kW)+ 10% discount for non Solvari equipment such as batteries (once those become available) + a 30 minute video call with the CEO

In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus shares from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.

Crowdfunding investments made through a self-directed IRA cannot receive non-bonus share perks due to tax laws. The Internal Revenue Service (IRS) prohibits self-dealing transactions in which the investor receives an immediate, personal financial gain on investments owned by their retirement account. As a result, an investor must refuse those non-bonus share perks because they would be receiving a benefit from their IRA account.

The 10% StartEngine Venture Club Bonus

Solvari, Inc. will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Venture Club.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Class B common stock at $1.00/ share, you will receive 110 shares of Class B common stock, meaning you'll own 110 shares for $110.00. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and the time of offering elapsed (if any). Eligible investors will also receive the Venture Club bonus, the Loyalty Bonus, and the Reservations Bonus in addition to the aforementioned bonus.

Irregular Use of Proceeds
The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Salary payments made to one's self, a friend or relative. Any expense labeled "Travel and Entertainment".

PRESS

DECARBON8 News



DECARBON8-US 2024 FINALISTS

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6 Startups That Could Shape California's Clean Energy Transition

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U.S. Department of Energy Announces Winners of the American-Made Solar Prize

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Renewable Energy World



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CleanTech Open

CleanTech Open 2023 Regional Finalists

View Article

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FAQS

How much can I invest?

With Regulation A+, a non-accredited investor can only invest a maximum of 10% of their annual income or 10% of their net worth per year, whichever is greater. There are no restrictions for accredited investors.

With Regulation Crowdfunding, non-accredited investors with an annual income or net worth less than $124,000, are limited to invest a maximum of 5% of the greater of those two amounts. For those with an annual income and net worth greater than $124,000, he/she is limited to investing 10% of the greater of the two amounts.

When will I receive my shares?

At the close of an offering, all investors whose funds have "cleared" by this time will be included in the disbursement. At this time, each investor will receive an email from StartEngine with their Countersigned Subscription Agreement, which will serve as their proof of purchase moving forward.

Please keep in mind that a company can conduct a series of "closes" or withdrawals of funds throughout the duration of the campaign. If you are included in that withdrawal period, you will be emailed your countersigned subscription agreement and proof of purchase immediately following that withdrawal.

What will the return on my investment be?

StartEngine assists companies in raising capital, and once the offering is closed, we are no longer involved with whether the company chooses to list shares on a secondary market, or what occurs thereafter. Therefore, StartEngine has no control or insight into your investment after the close of the live offering. In addition, we are not permitted to provide financial advice. You may want to contact a financial professional to discuss possible investment outcomes.

Can I cancel my investment?

For Regulation Crowdfunding, investors are able to cancel their investment at any point throughout the campaign up until 48 hours before the closing of the offering. Note: If the company does a rolling close, they will post an update to their current investors, giving them the opportunity to cancel during this timeframe. If you do not cancel within this 5-day timeframe, your funds will be invested in the company, and you will no longer be able to cancel the investment. If your funds show as 'Invested' on your account dashboard, your investment can no longer be canceled.

For Regulation A+, StartEngine allows for a four-hour cancelation period. Once the four-hour window has passed, it is up to each company to set their own cancelation policy. You may find the company's cancelation policy in the company's offering circular.

Once your investment is canceled, there is a 10-day clearing period (from the date your investment was submitted). After your funds have cleared the bank, you will receive your refund within 10 business days.

Refunds that are made through ACH payments can take up to 10 business days to clear. Unfortunately, we are at the mercy of the bank, but we will do everything we can to get you your refund as soon as possible. However, every investment needs to go through the clearing process in order to get sent back to the account associated with the investment.

What is the difference between Regulation Crowdfunding and Regulation A+?

Both Title III (Regulation Crowdfunding) and Title IV (Reg A+) help entrepreneurs crowdfund capital investments from unaccredited and accredited investors. The differences between these regulations are related to the investor limitations, the differing amounts of money companies are permitted to raise, and differing disclosure and filing requirements. To learn more about Regulation Crowdfunding, click here, and for Regulation A+, click here.

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Solvari's all-in-one solar panel could transform rooftop solar as we know it. Currently a home solar system takes all day to install and requires highly trained labor, but with Solvari's technology it takes less than an hour and doesn't require any specialized skills.

Electricity demand is projected to increase significantly over the coming decades, and distributed rooftop solar is positioned to be a key contributor in meeting this demand. Unfortunately, homeowner adoption of solar has been limited due to the long lead times, high costs, and poor system quality, as installers struggle with the inefficiencies of their overly complex products.

The pre-engineered nature of the Solvari system eliminates these inefficiencies providing unparalleled quality and cost savings opportunities. Our panels are pre-assembled at our factory with everything needed for a fast and reliable installation. Unlike traditional technologies that require the installation of hundreds of parts, our solar panels create a single SKU solar array that you simply screw to the roof and plug together. It's really that easy.

We believe Solvari's all-in-one solar panel is a leap forward in the evolution of residential solar. In fact, the State of California has recognized Solvari as a breakthrough technology that will drastically reduce the cost to install residential solar, a cost that hasn't decreased significantly over the last several years and continues to be a barrier to ownership. In addition, the Department of Energy has recognized Solvari for its ability to simplify the ordering and installation process, and its ability to reduce greenhouse gas emissions on every single job it has installed. This is why together; the DOE and the CEC have invested nearly $1.5M to support the development of our panel.

Solvari has also seen support from the investment community as a finalist winner in both the CleanTech Open, and Decarbon8 investment programs. And our customers, they love it, like Jose from Action Solar who told us, "Don't change anything, it's perfect."

We have also had notable success with traditional trades such as roofers, electricians, contractors, homebuilders, and even DIY resellers. Solvari's simplicity is recognized as a game changer for their decision to enter the solar market.

We believe the benefits of our unique technology position us to not only thrive in the existing $6.3B residential solar industry, but also to expand our market potential through these new channel opportunities. In fact, small to very large companies from across our target markets have expressed their support for Solvari through non-binding letters-of-intent to purchase our panels. This is why I invested over $1.5M into Solvari's pre-seed round to advance the product and help get us to where we are today.

The Solvari solar panel is market ready, has been extensively evaluated, and passed all certification testing required for code compliance. This round of investment will help us further the commercialization phase of Solvari's journey.

We believe Solvari can transform our industry to democratize solar, increase adoption, and accelerate our fight against climate change. Join the "solar made easy" revolution by investing today.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions, and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50%, and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the

new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer, with priority given to StartEngine Owners Bonus members.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, commit to an investment or communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest in all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12-month period, they can invest either $2,500 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

State of Delaware
Secretary of State
Division of Corporations
Delivered 06:58 PM 09/05/2024
FILED 06:58 PM 09/05/2024
SR 20243613089 - File Number 7489005

CERTIFICATE OF AMENDMENT
OF
CERTIFICATE OF INCORPORATION
OF
SOLVARI, INC.

Solvari, Inc. (the "**Corporation**"), a corporation organized and existing under the General Corporation Law of the State of Delaware, does hereby certify that:

1.   The name of the Corporation is Solvari, Inc.

2.   This Certificate of Amendment (the "**Certificate of Amendment**") amends the provisions of the Corporation's Amended and Restated Certificate of Incorporation filed with the Secretary of State on August 21, 2023 (the "**Certificate of Incorporation**").

3.   Article Fourth of the Corporation's Certificate of Incorporation is hereby amended and restated in its entirety as follows:

Fourth: The amount of total stock the Corporation is authorized to issue is 25,000,000 shares, with a par value of $0.001 per share, consisting of three classes of shares to be designated, respectively, "**Class A Common Stock**," "**Class B Common Stock**" (collectively the Class A Common Stock and the Class B Common Stock are referred to herein as the "**Common Stock**") and "**Preferred Stock**." The total number of shares of Class A Common Stock that this Corporation shall have authority to issue is 15,000,000 shares, each with a par value of $0.0001. The total number of shares of Class B Common Stock that this Corporation shall have authority to issue is 5,000,000 shares, each with a par value of $0.0001. The total number of shares of Preferred Stock that this Corporation shall have authority to issue is 5,000,000 shares, each with a par value of $0.0001.

Preferred Stock.

This Corporation's board of directors shall have the full authority permitted by law to divide the authorized and unissued shares of Preferred Stock into series, and to provide for the issuance of such shares (in an aggregate amount not exceeding the aggregate number of shares of Preferred Stock authorized by this Corporation's Certificate of Incorporation (as amended or restated from time to time), as determined from time to time by the board of directors and stated, before the issuance of any shares thereof, in the resolution or resolutions providing for the issuance thereof. The board of directors shall have the authority to fix and determine and to amend the number of shares of any series of Preferred Stock that is wholly unissued or to be established and to fix and determine and to amend the designation, preferences, voting powers and limitations, and the relative, participating, optional or other rights, of any series of shares of Preferred Stock that is wholly unissued or to be established, including, without limiting the generality of the foregoing, the voting rights relating to shares of such series of Preferred Stock, the rate of dividend to which holders of shares of such series of Preferred Stock may be entitled, the rights of holders of

shares of such series of Preferred Stock in the event of liquidation, dissolution or winding up of the affairs of this Corporation, the rights of holders of shares of such series of Preferred Stock to convert or exchange shares of such series of Preferred Stock for shares of any other capital stock or for any other securities, property or assets of this Corporation, and whether or not the shares of such series of Preferred Stock shall be redeemable and, if so, the term and conditions of such redemption.

Before the Corporation shall initially issue shares of a series of Preferred Stock, a Certificate of Amendment setting forth the terms of such series shall be filed with the Delaware Secretary of State in the manner prescribed by the General Corporation Law of the State of Delaware, and shall be effective without stockholder approval. Unless otherwise specifically provided in the resolution establishing any series of Preferred Stock, the board of directors shall further have the authority, after the issuance of shares of a series whose number it has designated, to amend the resolution establishing such series to decrease the number of shares of that series, but not below the number of shares of such series then outstanding.

Common Stock.

The Common Stock of the Corporation shall be designated as Class A Common Stock and Class B Common Stock. The preferences, limitations, voting powers and relative rights of the Class A Common Stock and the Class B Common Stock (subject to the preferences and rights of the Preferred Stock as determined by the board of directors) are as follows:

(a) *Voting Rights*.

(i) The Class A Common Stock are voting shares. Each holder of Class A Common Stock shall be entitled to one (1) vote for each share of Class A Common Stock held as of the applicable record date on any matter that is submitted to a vote of the stockholders of this Corporation (including, without limitation, any matter voted on at a stockholders' meeting); and

(ii) The Class B Common Stock are non-voting shares. Holders of Class B Common Stock shall not be entitled to vote any share of Class B Common Stock on any matter that is submitted to a vote of the stockholders of this Corporation (including, without limitation, any matter voted on at a stockholders' meeting).

(b) *Dividends and Distributions*. Subject to the preferences applicable to any series of Preferred Stock, if any, outstanding at any time, shares of Class A Common Stock and Class B Common Stock shall be treated equally, identically and ratably, on a per share basis, with respect to any distribution as may be declared by the Board of Directors from time to time with respect to the Common Stock, unless different treatment of the shares of each such class is approved by the affirmative vote of the holders of a majority of the outstanding shares of Class A Common Stock and the holders of a majority of the outstanding shares of Class B Common Stock, each voting separately as a separate voting group; *provided, however*, that in the event any such Distribution declared by the Board of

Directors with respect to the Common Stock is paid in the form of Class A Common Stock or Class B Common Stock (or rights to acquire either such class of stock), then holders of Class A Common Stock shall receive Class A Common Stock (or rights to acquire such stock, as the case may be) and holders of Class B Common Stock shall receive Class B Common Stock (or rights to acquire such stock, as the case may be). Subject to the preferences applicable to any series of Preferred Stock, the shares of Class A Common Stock and the shares of Class B Common Stock are entitled to the net assets of this corporation upon dissolution in accordance with the General Corporation Law of the State of Delaware.

(c) *Subdivision or Combination*. If this corporation in any manner subdivides or combines the outstanding shares of Class A Common Stock or Class B Common Stock, the outstanding shares of the other such class will be subdivided or combined in the same proportion and manner, unless different treatment of the shares of each such class is approved by the affirmative vote of the holders of a majority of the outstanding shares of Class A Common Stock and the holders of a majority of the outstanding shares of Class B Common Stock, each voting separately as a separate voting group.

(d) *Otherwise Equal Status*. Except as otherwise expressly provided herein (including, without limitation, the applicable voting rights) or required by applicable law, shares of Class A Common Stock and shares of Class B Common Stock shall have the same rights and privileges and rank equally, share ratably and be identical in all respects as to all matters.

4. This Certificate of Amendment has been duly adopted by the board of directors and stockholders of the Corporation in accordance with the applicable provisions of Sections 228 and 242 of the General Corporation Law of the State of Delaware.

5. All other provisions of the Certificate of Incorporation shall remain in full force and effect.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be executed by Samuel Truthseeker, Chief Executive Officer, this 22nd day of August, 2024.

SOLVARI, INC.



By: _____

Samuel Truthseeker, Chief Executive Officer

ARTS-GS	Articles of Incorporation of a General Stock Corporation	3982886

To form a **general stock corporation** in California, you can fill out this form or prepare your own document, and submit for filing along with:

- A **$100** filing fee.

- A separate, non-refundable **$15** service fee also must be included, if you **drop off** the completed form or document.

Important! Corporations in California may have to pay a minimum $800 yearly tax to the California Franchise Tax Board. For more information, go to https://www.ftb.ca.gov.

Note: *Before submitting the completed form,* you should consult with a private attorney for advice about your specific business needs.

FILED
Secretary of State
State of California

JAN 1 7 2017

This Space For Office Use Only

For questions about this form, go to *www.sos.ca.gov/business/be/filing-tips.htm.*

Corporate Name (List the proposed corporate name. Go to www.sos.ca.gov/business/be/name-availability.htm for general corporate name requirements and restrictions.)

① The name of the corporation is TECSI Solar

Corporate Purpose

② The purpose of the corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of California other than the banking business, the trust company business or the practice of a profession permitted to be incorporated by the California Corporations Code.

Service of Process (List a California resident or a California registered corporate agent that agrees to be your initial agent to accept service of process in case your corporation is sued. You may list any adult who lives in California. You may **not** list your own corporation as the agent. **Do not** list an address if the agent is a California registered corporate agent as the address for service of process is already on file.)

③ a. Samuel Truthseeker
    Agent's Name

b. 4525 San Pablo Dam Rd., El Sobrante   CA 94803
    *Agent's Street Address (if agent is **not** a corporation) - Do not list a P.O. Box*   *City (no abbreviations)*   *State*   *Zip*

Corporate Addresses

④ a. 4525 San Pablo Dam Rd.   El Sobrante   California   94803
    Initial Street Address of Corporation - Do not list a P.O. Box   *City (no abbreviations)*   *State*   *Zip*

b. _____
    Initial Mailing Address of Corporation, if different from 4a   *City (no abbreviations)*   *State*   *Zip*

Shares (List the number of shares the corporation is authorized to issue. Note: Before shares of stock are sold or issued, the corporation must comply with the Corporate Securities Law of 1968 administered by the California Department of Business Oversight. For more information, go to www.dbo.ca.gov or call the California Department of Business Oversight at (866) 275-2677.)

⑤ This corporation is authorized to issue only one class of shares of stock.

The total number of shares which this corporation is authorized to issue is _____10,000_____ .

This form must be signed by each incorporator. If you need more space, attach extra pages that are 1-sided and on standard letter-sized paper (8 1/2" x 11"). All attachments are made part of these articles of incorporation.

▶ _____*CM*_____   LegalZoom.com, Inc. by Cheyenne Moseley, Assistant Secretary
  Incorporator - Sign here   *Print your name here*

Make check/money order payable to: **Secretary of State**	**By Mail**	**Drop-Off**
Upon filing, we will return one (1) uncertified copy of your filed document for free, and will certify the copy upon request and payment of a $5 certification fee.	Secretary of State Business Entities, P.O. Box 944260 Sacramento, CA 94244-2600	Secretary of State 1500 11th Street, 3rd Floor Sacramento, CA 95814

Corporations Code §§ 200-202 et seq., Revenue and Taxation Code § 23153
ARTS-GS (REV 03/2014)

2014 California Secretary of State
www.sos.ca.gov/business/be

Attachment to the
Articles of Incorporation
of

TECSI Solar

6.   The liability of the directors of the corporation for monetary damages shall be eliminated to the fullest extent permissible under California law.

7.   This corporation is authorized to provide indemnification of agents (as defined in Section 317 of the California Corporations Code) through bylaw provisions, agreements with agents, vote of shareholders or disinterested directors or otherwise, in excess of the indemnification otherwise permitted by Section 317 of the California Corporations Code, subject only to the applicable limits set forth in Section 204 of the California Corporations Code with respect to actions for breach of duty to the corporation and its shareholders.

8.   Any repeal or modification of the foregoing provisions of Sections 6 and 7 by the shareholders of this corporation shall not adversely affect any right or protection of an agent of this corporation existing at the time of such repeal or modification.

Exhibit G

Test The Waters Materials
(See attached)



My Solar Journey

Dear ${contact.name.first},

Chasing one's dream can be time consuming. While over the last 9 years, my journey from SunEdison to Solvari has been rewarding, it has unfortunately been at the cost of staying in touch with all the amazing people I have met along the way. My Solvari baby has been and continues to be demanding. However, I wanted to take some time to reconnect and give you an update on what I've been doing and why I'm so excited about it.

It seems like forever ago when I first conceived of the all-in-one solar panel back in 2015. As life happens, the development of the concept was put on hold as I launched my first company in 2016. TECSI Solar was a successful boutique engineering firm that developed new solar products for dozens of companies. In 2021, after growing the company to a 6-person team, I was able to turn my attention to my passion, the all-in-one solar panel. Over the 6 years since I originally conceived of the concept, the cost of residential solar had remained virtually unchanged. This validated my belief that the all-in-one solar panel was more critical than ever if we were going to seriously reduce the cost of solar.

To advance the concept and kickstart the development of my unique technology, I applied to the American Made and CalSEED competitions. Both programs were demanding and required substantial financial and resource commitments. However, by leveraging the dedication and skill of the TESCI engineers we were able to quickly iterate concepts, validate our designs, and develop the product to such an extent that we won both competitions! The American Made Solar Prize was made even sweeter, by sharing the winner's podium with TECSI's customer, Origami Solar, whom we supported heavily throughout the competition to advance their technology.


AMERICAN
MADE


TECSI Solar Inc.
$ 500,000
Five hundred thousand
Hardware Track
Origami Solar
$ 500,000
Five hundred thousand

Check out this hilarious video I made early on for the American Made Solar Prize competition. I shot this out on my deck in CA. Back then, the concept was called Arcadia SR. Our trademark investigation nixed that name, but out of the efforts came Solvari, which we all liked a lot more anyway!


The Solution = Arcadia SR
0:30 / 1:28

In 2023, with the $800k winnings from the American Made competition and $150k from the first round of the CalSEED competition, we closed down TECSI, moved to Texas, and formed Solvari. While we continued to develop the product, we began readying the company for investment. This included competing in the CleanTech Open, an incubator program where we were a regional finalist and where, for two days, I pitched constantly to rooms full of investors. We had a great time, and I met a lot of great investors.





So, here we are today, with a market-ready product and hundreds of interested potential customers. Our focus now is on investment, which will help us transition the company from research and development to commercialization so we can service those customers that are eager to buy our product.

Thanks to everyone who has helped along the way. I wouldn't be where I am without the generosity and support of amazing friends, family and colleagues. You all are the best!

Samuel Truthseeker
Founder and CEO of Solvari, Inc.
www.solvarisolar.com

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LEGAL DISCLAIMER: NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY’S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

Solvari Inc. 2700 Louis Henna Boulevard, Round Rock, TX, USA
1-844-765-8274

Visit our social accounts

Check out our site



Solvari Launches New Website
Explores Crowdfunding Opportunity

Dear ${contact.name.first},

Solvari has seen significant interest from the investment community over the last year. Thus, we are excited to share that we are considering launching a crowdfunding campaign through StartEngine, an equity crowdfunding platform, to provide a vehicle for this interest. If we decide to move forward with this funding approach, it would provide LPs, VCs, family offices, accredited investors, and even non-accredited investors the opportunity to invest without the churn and legal costs typically associated with doing a direct SAFE or convertible debt raise. At Solvari, we believe things should be easy.

To support our possible crowdfunding campaign, and to reflect the transition of our company from product development to commercialization, we have revamped our website. It better supports our go-to-market strategy and caters the experience to our various target markets. Check it out to learn more about Solvari, our all-in-one solar panel technology, why we are exploring crowdfunding, and why we believe we can provide a higher value, lower cost option to homeowners.

If you or your office is interested in being a part of a possible upcoming funding round, you can make a reservation on StartEngine by following the link below. There is no commitment to invest as part of the reservation process. However, if the campaign moves forward, those with reservations will **receive 5% bonus shares** if they choose to invest. The reservation bonus shares offer expires at campaign launch. Minimum reservation is $500.

Click the link below to make your reservation.

Make your Reservation on StartEngine

Samuel Truthseeker
Founder and CEO of Solvari, Inc.
www.solvarisolar.com



View this email and previous emails at our Investor Communications
page.

We apologize if you received this email by mistake. To unsubscribe use
the "change your email preferences" link below.

LEGAL DISCLAIMER: NO MONEY OR OTHER CONSIDERATION IS
BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE
ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE
ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE
RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY
THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF
INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY
KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF
INTEREST.

2707 Louis Henna Boulevard,
Round Rock, TX, USA
1-844-765-8274

Visit our social accounts

Check out our site →

This email was created with Wix. Discover More



Solvari Launches New Website Explores Crowdfunding Opportunity

Dear ${contact.name.first},

Solvari has seen significant support and interest from the investment community, and we are excited to share with you that we are considering launching a crowdfunding campaign through StartEngine, an equity crowdfunding platform. If we move forward with this funding approach, it would provide our family, friends, and colleagues an opportunity to also invest in Solvari and support the next phase of our journey as we work to transform the solar industry with our unique technology.

To support our possible crowdfunding campaign, and to reflect the transition of our company from product development to commercialization, we have revamped our website. It better supports our go-to-market strategy and caters the experience to our various target markets. Check it out to learn more about Solvari, our all-in-one solar panel technology, why we are exploring crowdfunding, and why we believe we can provide a higher value, lower cost option to homeowners.

If you or someone you know is interested in being a part of a possible upcoming funding round, you can make a reservation on StartEngine by following the link below. There is no commitment to invest as part of the reservation process. However, if the campaign moves forward, folks with reservations will receive 5% bonus shares if they choose to invest. The reservation bonus shares offer expires at campaign launch. Minimum reservation is $500.

Click the link below to make your reservation.

Make a Reservation on StartEngine

Samuel Truthseeker
Founder and CEO of Solvari, Inc.
www.solvarisolar.com

 

View this email and previous emails at our Investor Communications page.

We apologize if you received this email by mistake. To unsubscribe use the "change your email preferences" link below.

LEGAL DISCLAIMER: NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

Solvari Inc. 2700 Louis Henna Boulevard, Round Rock, TX, USA
1-844-765-8274

Visit our social accounts



Check out our site →


Solvari
SOLAR MADE EASY
Win with Solvari
Ready! Winner
Set! Winner
Go! Winner
CalSEED
Concept Winner
CalSEED
Prototype Winner
Decarbon8-US
Finalist
CLEAN TECH OPEN
Regional Finalist

Dear ${contact.name.first},

Solvari has notched quite a few wins over the last few years. We were the winner of all three stages of DOE's American Made Solar Prize competition, and both stages of California's CalSEED competition. In addition, we were regional finalists in the CleanTech Open's incubator program, and Decarbon8 impact fund's 2024 Renewable Energy round which included passing their due diligence process making us investment ready for their members. Solvari is planning on riding the wave of our winning streak to go-to-market with our award-winning technology as soon as possible, and investment will help us make this happen.

Solvari is currently exploring running our next investment round through StartEngine, an equity crowdfunding platform. If you or someone you know is interested, you can make a reservation on StartEngine by clicking on the button below. There is no commitment to invest as part of the reservation process. However, if the campaign moves forward, those with reservations will **receive 5% bonus shares** if they choose to invest. The reservation bonus shares offer expires at campaign launch. Minimum reservation is $500.

Click the link below to make your reservation and take one step closer to joining the "Solar Made Easy" revolution.

Make your Reservation on StartEngine

Samuel Truthseeker
Founder and CEO of Solvari, Inc.
www.solvarisolar.com



Solvari
SOLAR MADE EASY

View this email and previous emails on our Investor Communications page.

We apologize if you received this email by mistake. To unsubscribe use the "change your email preferences" link below.

LEGAL DISCLAIMER: NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

Solvari Inc. 2700 Louis Henna Boulevard, Round Rock, TX, USA
1-844-765-8274

Visit our social accounts



Check out our site →



Dear ${contact.name.first},

Over the last 2 years, Solvari has attended several tradeshows and conducted a limited LinkedIn campaign. From this modest outreach, we have built a database of contacts from over 500 companies that have expressed interest in Solvari and our all-in-one solar panel.

To keep our community up to date on our progress, we have relied upon email campaigns with outreach cadence at a few times a month. The open rate from our target audience, whom we consider possible customers, is 57%, which is double what Campaign Monitor considers as a good rate. This suggests a high level of general interest in Solvari which is consistent with the enthusiasm we have seen at both solar and roofing tradeshows.
([source](#))



With product development complete and our all-in-one solar panel market ready, our goal is to transition the company to providing our panels to these potential customers. We are considering a crowdfunding campaign on StartEngine to raise the capital to help support this transition. If you or someone you know is interested in being a part of a possible upcoming funding round, you can make a reservation on StartEngine. There is no commitment to invest as part of the reservation process. However, if the campaign moves forward, those with reservations who choose to invest will **receive 5% bonus shares**. The reservation bonus shares offer expires at campaign launch. Minimum reservation is $500.

Click the link below to make your reservation and take one step closer to joining the "Solar Made Easy" revolution.

Make your Reservation on StartEngine

Samuel Truthseeker
Founder and CEO of Solvari, Inc.
www.solvarisolar.com



View this email and previous emails on our Investor Communications page.

We apologize if you received this email by mistake. To unsubscribe use the "change your email preferences" link below.

LEGAL DISCLAIMER: NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

Solvari Inc. 2700 Louis Henna Boulevard, Round Rock, TX, USA
1-844-765-8274

Visit our social accounts



Check out our site →



Dear ${contact.name.first},

My Evolution on Crowdfunding
I am currently considering crowdfunding to finance Solvari's seed round. The prospect is exciting because it not only provides a structured vehicle for our professional investors who have shown interest in Solvari, but it also provides an opportunity for our community to take part in our journey. Recent regulation updates and the rise of credible professional platforms, such as StartEngine, have had a considerable impact on my enthusiasm with this funding approach. Learn more about the rise of equity crowdfunding here.

Why do Reservations?
The reservations process is being used to gauge the level of interest our community has for possibly investing in Solvari and allows us to provide a "thank you" in the form of 5% bonus shares if our campaign moves forward. The success of the reservation process will inform our funding strategy and next steps.

Crowdfunding Has Come a Long Way
Recent SEC Regulation Crowdfunding (CF) guidelines have put in place rules for online platforms to bring due diligence and rigor to their program to protect retail and accredited investors alike. Regulation CF requires compliance to both SEC and FINRA regulations and filings requirements, which include "bad actor" and anti-fraud provisions.

While investment in securities always carries risk, the SEC CF regulations bring consistency, transparency and rigor to the process. For example, the SEC requires annual reporting to be posted on our website. In addition, StartEngine requires companies on its platform to post quarterly updates on their campaign page. This transparency helps investors stay informed on the progress of their investments.



Why StartEngine?

StartEngine is an investor focus platform that makes crowdfunding consistent, professional, and equitable to all investors. They have helped over 1,000 companies raised over $1B from over a half a million investors (1, 2). We feel their platform is a great vehicle for angel groups, syndicates, LPs, VCs, accredited investors, and even non-accredited everyday folks looking to get into the game. StartEngine's investment committee, which is made up of professional VCs, evaluates every deal prior to accepting a company to its platform. They have a very low acceptance rate, turning away the majority of companies looking to raise funds. Approximately 25% of the fees to be on the StartEngine platform are paid in the form of company stock. In addition, they recently expanded their investor support team to help provide the best possible investor experience possible.

(Source1)(Source2)

The Crowdfunding Advantage for VCs

Instead of SAFE's, Convertible Debt or other complex high risk startup investing vehicles, most of the companies on the StartEngine platform offer straight equity in the form of common shares. StartEngine's standard offering docs eliminate legal fees on both sides of the transaction, allowing investments to go further. In addition, through the StartEngine platform, investors can generally accumulate significant amounts of bonus shares, accelerating their investment beyond the standard offer. It doesn't take an investment shark to understand that more for less is a good deal. In addition, with StartEngine Marketplace (3), investors on their platform can buy and sell shares from prior funding rounds allowing them to potentially unlock liquidity from their investments.

(Source3)

Solvari is considering a crowdfunding campaign on StartEngine to raise the capital to help support our transition to commercialization. If you or someone you know is interested in being a part of a possible upcoming funding round, you can make a reservation on StartEngine. There is no commitment to invest as part of the reservation process. However, if the campaign moves forward, those with reservations who choose to invest will receive **5% bonus shares**. The reservation bonus shares offer expires at campaign launch. The minimum reservation is $500.

Click the link below to make your reservation and take one step closer to joining the "Solar Made Easy" revolution.

Make your Reservation on StartEngine

Samuel Truthseeker
Founder and CEO of Solvari, Inc.
www.solvarisolar.com



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Solvari Inc. 2700 Louis Henna Boulevard, Round Rock, TX, USA
1-844-765-8274

Visit our social accounts

Check out our site →



Dear ${contact.name.first},

The Solvari team is small but strong. We continue to leverage our extensive engineering, manufacturing, and bizdev expertise to bring Solvari SR to market. We are dedicated and tight knit, with a startup working ethic that is focused on problem solving, overcoming obstacles, and getting it done. Our customer service is focused on responsiveness, product quality, and an attention to detail. We are passionate about Solar, and believe our solution is the country's best chance to making solar accessible to everyone.

We are looking to expand our team to support our product launch and are exploring a crowdfunding campaign on StartEngine to raise the capital to help make this happen. If you or someone you know is interested in being a part of a possible upcoming funding round, you can make a reservation on StartEngine. There is no commitment to invest as part of the reservation process. However, if the campaign moves forward, those with reservations who choose to invest will **receive 5% bonus shares**. The reservation bonus shares offer expires at campaign launch. Minimum reservation is $500.

Click the link below to place your reservation.


Make your Reservation on StartEngine


Samuel Truthseeker
Founder and CEO of Solvari, Inc.
www.solvarisolar.com



View this email and previous emails on our [Investor Communications](#) page.

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LEGAL DISCLAIMER: NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

Solvari Inc. 2700 Louis Henna Boulevard, Round Rock, TX, USA
1-844-765-8274

Visit our social accounts



Check out our site


Reserve your interest in an investment in Solvari today
Solvari
SOLAR MADE EASY
TOYOTA
5% bonus shares
offer expires at campaign launch

Dear ${contact.name.first},

We're overwhelmed with gratitude for everyone who has expressed interest in investing in Solvari. Thanks to your support, we're excited to share that our reservations have grown to an impressive $(TBD)! Your belief in what we're building is deeply appreciated. Through your support we are more motivated than ever to make this vision a reality. Stay tuned for more updates. We can't wait to take the next step of our journey with you!

If you haven't reserved yet, and you are interested in being a part of a possible upcoming crowdfunding funding round, you can make your reservation at our StartEngine page by following the link below. There is no commitment to invest as part of the reservation process. However, if the campaign moves forward, those with reservations who choose to invest will receive **5% bonus shares**. The reservation bonus shares offer expires at campaign launch. Minimum reservation is $500.

Click the link below to place your reservation.

Make your Reservation on StartEngine

Samuel Truthseeker
Founder and CEO of Solvari, Inc.
www.solvarisolar.com



Solvari
SOLAR MADE EASY

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LEGAL DISCLAIMER: NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.




Solvari
SOLAR MADE EASY
Reserve Now!
We will be
making a big
announcement
Soon

Dear ${contact.name.first},

We’ve had a tremendously productive few weeks, and we’re thrilled to share that something big is on the horizon. Our team has been working tirelessly behind the scenes, and soon we’ll be making an exciting announcement that we know you won’t want to miss. Whether you’ve been with us since the beginning or you’re new to our journey, this news will mark a major milestone for our mission. So, keep an eye on your inbox for the official announcement with details on how you can get involved. We can't wait to share more with you!

If you haven’t reserved yet, and you or someone you know is interested in being a part of a possible upcoming crowdfunding funding round, you can make your reservation at our StartEngine page by following the link below. There is no commitment to invest as part of the reservation process. However, if the campaign moves forward, those with reservations who choose to invest will receive 5% bonus shares. The reservation bonus shares offer expires at campaign launch. Minimum reservation is $500.

Click the link below to make your reservation.

Make your Reservation on StartEngine

Samuel Truthseeker
Founder and CEO of Solvari, Inc.
www.solvarisolar.com



Solvari
SOLAR MADE EASY

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LEGAL DISCLAIMER: NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

2707 Louis Henna Boulevard,
Round Rock, TX, USA
1-844-765-8274

Visit our social accounts



Check out our site →

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Solvari is taking reservations for a possible, upcoming round. Indicate interest today.

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GET A PIECE OF SOLVARI

Solar Made Easy

Solvari produces an all-in-one solar panel for residential and small commercial roofs that optimizes installation and eliminates barriers to entry. We have completed R&D and certification testing, sold $60K worth of product, raised nearly $1.5M from the DOD and th...

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Reserve Now

This Reg CF Test the Waters offering is made available through StartEngine Capital, LLC. This potential investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment. This potential investment, if any, may be made through StartEngine Capital, LLC.



Solvari
The All-In-One, Ready-to-Install, Solar Panel

$0 Reserved

OVERVIEW | ABOUT | PRESS | REWARDS | DISCUSSION | INVESTING FAQS

Reserve Now

RESERVED $0 | RESERVATIONS ---

REASONS TO INVEST



Solvari's all-in-one solar panel eliminates 450+ parts, streamlining operations. Our technology can triple the number of installs a crew can complete in a day, which could reduce costs by up to 25% and more than double revenue.



Solvari's solar panel is patent-protected, has been fully tested and validated, and is market-ready. By replacing field-built with factory-built solar, Solvari believes it can reduce costs and increase adoption.



Our initial success is evident in selling $60K of product, surpassing installer expectations, securing non-binding LOIs from target markets, & raising $800K from the DOD and $650K from CEC.

filed and only through an intermediary's platform. An indication of interest involves no obligation or commitment of any kind. "Reserving" shares is simply an indication of interest.

TEAM



Samuel Truthseeker • Chief Executive Officer, Board Member
With 23 years of engineering, leadership, and startup experience in the solar industry, Mr. Truthseeker is recognized as an industry expert with a reputation for coupling his innovative solutions with a keen business sense to create market-successful products.





David Levesque • Accounts & Operations Manager
David brings 20 years of sales experience, including the health and energy industries. He has generated over $1M in B2B and B2C sales and negotiated $500k in licensing revenue. David also has experience selling to large companies such as Bayer, J&J, an...
Read More



Darren Reisner • Mechanical Engineer & Customer Support
Darren has a Master's degree in Mechanical Engineering from UT Austin where he researched advanced solar technology. He has dedicated his career to fighting climate change by developing, improving, and implementing advancements in green ...
Read More

Show More

THE PITCH

The All-in-One, Ready-to-Install Solar Panel

SIMPLIFYING RESIDENTIAL SOLAR

Solvari simplifies the installation to just the solar panels, eliminating the need for extra parts.

Current Technology	Our Technology
Solar Panels	Solvari Panels
+450 Parts	**+0 Parts**



At Solvari, our mission is to make solar affordable and accessible to everyone. Current technologies are too complicated and expensive to make this a reality. That's why we created Solvari SR. We believe Solvari's all-in-one approach is our best chance to significantly reduce the cost of residential solar. By simplifying the entire rooftop solar array to a single installable component, we achieve cutting-edge optimizations and unmatched installation speeds. Solvari is so easy to install that it not only makes solar installers more efficient and profitable, it can open the solar market to traditional trades such as roofers, electricians, and home builders. We even envision Solvari panels on the shelves of big box stores creating unparalleled access across the U.S.

SIMPLER IS BETTER

Simplified supply chain, operations, and installation ensure predictability, repeatability, and reliability, on every job, no matter who installs it.





ALL-IN-ONE PRODUCT | **READY-TO-INSTALL** | **TESTED AND VERIFIED**

SKU Count
(Any Solar System)



Part Count
(22 Panel Solar System)



Our team consists of business leaders, engineers, and installation experts who are passionate about solar, the environment, and energy independence. With a deep understanding of industry challenges, we've developed a solution that addresses the key pain points for both installers and homeowners.

At Solvari, we aim to simplify and democratize solar energy. We are committed to providing exceptional customer service and building a strong sustainable business. Solvari SR is fully market-ready, having undergone rigorous third-party evaluation and testing by Professional Engineers and the National Renewable Energy Laboratory for building code compliance and long-term reliability. With positive customer feedback, we have already sold over $60,000 worth of systems.

"Solvari simplifies the installation, eliminates typical quality issues, and is super-fast, allowing my crews to get more jobs done in a day."

– Haysam Sakar
CEO of Action Solar

*The above testimonial may not be representative of the opinions or experiences of other Solvari customers and is not a guarantee of future performance or success.

THE PROBLEM & OUR SOLUTION

Simplifying Solar, One Panel At A Time



Solvari can Transform Solar to Significantly Reduce Costs



Solvari® SR is a pre-engineered solar panel that comes equipped with all the rooftop components integrated and ready-to-install
4X
Faster
BOM
1 SKU
1 Tool
MADE IN USA









Residential solar has long been a complex and costly endeavor. Traditional solar systems require hundreds of components, skilled labor, and intricate installation processes. This complexity drives up costs, limits solar adoption, and hinders widespread energy independence.







A COMPLETE SOLAR SOLUTION
ACCELERATING INSTALLER GROWTH
Solvari is fast!
3x More
Homes/Day with Same Labor
REDUCING COST-TO-OPERATE
INSTALLERS CAN SAVE
18-25%
Eliminates Logistics
Unskilled Labor & 3x Faster
Simplifies Engineering

By integrating essential components into a single, pre-engineered unit, Solvari can dramatically simplify the installation process, reduce costs, and expand the market for solar energy.



Solvari SR
SOLAR MADE EASY
01:20

- **Accelerated Installation:** Solvari's streamlined design allows installation crews to get three jobs done in a day compared to a single job with traditional systems. This boosts installer efficiency, revenue, and profits.
- **Cost Reduction:** Solvari can significantly lower the overall cost of solar by 25% or more by substantially reducing the installers' cost to operate. Not only does Solvari lower their installation costs, the single SKU (stock-keeping unit) nature of our system lowers their operating costs. It eliminates several back-office resources that are required to manage traditional solar products, such as system designers, engineers, buyers, trainers, part pickers, and crew managers. In addition, the Solvari system can eliminate many other costs, such as insurance fees, warehouse space, specialized trucks, tools, and many more.
- **Simplified Process:** Solvari's all-in-one solution eliminates the need for system design, engineering, solar expertise, specialized training, on-site decision-making, packaging, part hunting, site cleanup, callbacks, and failed inspections. This streamlines the installation process, making it faster, easier, and more predictable.
- **Expanded Market:** Solvari's ease of installation and product simplicity can open up new market opportunities for a wider range of businesses, from roofers to electricians, to home builders. These businesses have extensive customer databases, are closer to the homeowner, and are "trusted advisors" due to their local footprint, repeat business model, and established business reputation. We believe these advantages, along with Solvari's product simplicity, will allow them to overcome solar hesitancy and deliver solar at a lower cost. We believe this paradigm shift, led by Solvari, will be critical to increasing solar adoption in the U.S.




SOLVARI INSTALL BENEFITS
Proven 4X Faster
No Ground Wires
Eliminate Array Layout
Zero Training Required
Screw it Down Anywhere
Each Module is Independent
No Additional Parts Required

By simplifying solar, Solvari can empower millions of homeowners and businesses, accelerating the transition to a sustainable future.

THE MARKET & OUR TRACTION

Powering Progress: Solvari's Rise in the Expanding Solar Market

The solar industry is growing, with a $7.5 billion total addressable market (TAM). Solvari is seizing this opportunity by targeting the residential market, which is expected to grow 25% annually. With only 6% of solar-suitable roofs currently with solar, the market potential is vast.[1,2]


MARKET OPPORTUNITY - SOLAR INDUSTRY
Solvari
TAM $7.5B
SAM $6.3B
SOM $1.9B
30%
Market Segment
$6.3B
Commercial & Industrial
$1.2B
Addressable Roof Type
83%
Non-Addressed Roof Type
17%
23%
+
7%

Source

Solvari has seen significant market interest, with over 500 target companies choosing to follow our progress, with several providing non-binding letters of intent to purchase. Our email campaigns consistently return a >50% open rate, with 26% of our target customers opening at least four out of every seven emails. While we have seen significant interest from solar installers, Solvari has also made traction with roofers, electricians, home builders, and DIY solar equipment resellers, all of whom are in advanced negotiations with Solvari for bulk purchase orders.


Solvari
Award Winning Technology
AMERICAN MADE SOLAR PRIZE
U.S. DEPARTMENT OF ENERGY
Department of Energy
WINNER!
(185 Competitors)
$800K
California Energy Commission
CalSEED
WINNER!
(240 Competitors)
$650K

Solvari won two highly competitive and prestigious early-stage funding competitions that were sponsored by the state of California and the U.S. Department of Energy. While CalSEED recognized Solvari as having a "breakthrough clean technology innovation," the American Made Solar Prize team concluded that Solvari's all-in-one approach "simplifies the ordering and the installation process." These organizations believe in Solvari and its technology - they chose to support us over 420 other companies. With these substantial contributions and the CEO's $1.5 million pre-seed funding, Solvari has been able to complete the R&D and bring the product to market readiness.



The above testimonial may not be representative of the opinions or experiences of others and is not a guarantee of future performance or success.

WHY INVEST

Invest in a Brighter, More Sustainable Future



At Solvari, we imagine a world where solar is more accessible, offering you the choice to buy from a solar installer, a contractor, or directly from Home Depot. By expanding the market and lowering costs, we believe Solvari can make solar energy more attainable, driving adoption and accelerating our clean energy transition.

Help us scale our operations, expand our market reach, and realize our mission to democratize solar energy. By investing in Solvari, you're not just making a financial decision; you're joining a movement to build a brighter, cleaner future.

THIS WEBPAGE MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT", "CAN" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

ABOUT

HEADQUARTERS
2700 Louis Henna Blvd Suite 100 Unit J4
Round Rock, TX 78664

WEBSITE
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Solvari produces an all-in-one solar panel for residential and small commercial roofs that optimizes installation and eliminates barriers to entry. We have completed R&D and certification testing, sold $60K worth of product, raised nearly $1.5M from the DOD and the California Energy Commission, and brought the product to full market readiness, meeting all target metrics.

PRESS



DECARBON8 News
DECARBON8-US 2024 FINALISTS

View Article



New Energy Nexus

6 Startups That Could Shape California's Clean Energy Transition

View Article



Office of Energy Efficiency & Renewable Energy

U.S. Department of Energy Announces Winners of the American-Made Solar Prize

View Article



Renewable Energy World

What Are the Friendliest States For Solar? — This Week in Cleantech

View Article



CleanTech Open

CleanTech Open 2023 Regional Finalists

View Article

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Multiple investments in an offering cannot be combined to qualify for a larger campaign perk. Get rewarded for investing more into Solvari.

$500

Testing the Waters Reservations Page Bonus

Reservation Holders in the StartEngine Reservations Page will receive 5% bonus shares.

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Solvari
a few seconds ago · 🌐

Solvari has seen significant support and interest from the investment community, and we are excited to share with you that we are considering launching a crowdfunding campaign through StartEngine, an equity crowdfunding platform. If we move forward with this funding approach, it would provide our family, friends, and colleagues an opportunity to also invest in Solvari and support the next phase of our journey as we work to transform the solar industry with our unique technology.

To support our possible crowdfunding campaign, and to reflect the transition of our company from product development to commercialization, we have revamped our website.

https://www.solvarisolar.com/

It better supports our go-to-market strategy and caters the experience to our various target markets. Check it out to learn more about Solvari, our all-in-one solar panel technology, why we are exploring crowdfunding, and why we believe we can provide a higher value, lower cost option to homeowners.

If you or someone you know is interested in being a part of a possible upcoming funding round, you can make a reservation on StartEngine by following the link below. There is no commitment to invest as part of the reservation process. However, if the campaign moves forward, folks with reservations will receive 5% bonus shares if they choose to invest. The reservation bonus shares offer expires at campaign launch. Minimum reservation is $500.

Click the link below to make your reservation.
https://www.startengine.com/offering/solvari

View more communications on our Investor Communications page.

https://www.solvarisolar.com/solar-panel-investor...

LEGAL DISCLAIMER: NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.



👍 Like   💬 Comment   ↗ Share

 **Solvari**
a few seconds ago · 🌐

Over the last 2 years, Solvari has attended several tradeshows and conducted a limited LinkedIn campaign. From this modest outreach, we have built a database of contacts from over 500 companies that have expressed interest in Solvari and our all-in-one solar panel.

To keep our community up to date on our progress, we have relied upon email campaigns with outreach cadence at a few times a month. The open rate from our target audience, whom we consider possible customers, is 57%, which is double what Campaign Monitor considers as a good rate. This suggests a high level of general interest in Solvari which is consistent with the enthusiasm we have seen at both solar and roofing tradeshows.

(Source: https://www.campaignmonitor.com/.../what-are-good-email.../)

With product development complete and our all-in-one solar panel market ready, our goal is to transition the company to providing our panels to these potential customers. We are considering a crowdfunding campaign on StartEngine to raise the capital to help support this transition. If you or someone you know is interested in being a part of a possible upcoming funding round, you can make a reservation on StartEngine. There is no commitment to invest as part of the reservation process. However, if the campaign moves forward, those with reservations who choose to invest will receive 5% bonus shares. The reservation bonus shares offer expires at campaign launch. Minimum reservation is $500.

Click the link below to make your reservation.
https://www.startengine.com/offering/solvari

View more communications on our Investor Communications page.
https://www.solvarisolar.com/solar-panel-investor...

LEGAL DISCLAIMER: NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.



👍 Like   💬 Comment   ↗ Share

Sol vari Solvari
a few seconds ago · 🌐

···

Chasing one's dream can be time consuming. While over the last 9 years, my journey from SunEdison to Solvari has been rewarding, it has unfortunately been at the cost of staying in touch with all the amazing people I have met along the way. My Solvari baby has been and continues to be demanding. However, I wanted to take some time to reconnect and give you an update on what I've been doing and why I'm so excited about it.

It seems like forever ago when I first conceived of the all-in-one solar panel back in 2015. As life happens, the development of the concept was put on hold as I launched my first company in 2016. TECSI Solar was a successful boutique engineering firm that developed new solar products for dozens of companies. In 2021, after growing the company to a 6-person team, I was able to turn my attention to my passion, the all-in-one solar panel. Over the 6 years since I originally conceived of the concept, the cost of residential solar had remained virtually unchanged. This validated my belief that the all-in-one solar panel was more critical than ever if we were going to seriously reduce the cost of solar.

To advance the concept and kickstart the development of my unique technology, I applied to the American Made and CalSEED competitions. Both programs were demanding and required substantial financial and resource commitments. However, by leveraging the dedication and skill of the TESCI engineers we were able to quickly iterate concepts, validate our designs, and develop the product to such an extent that we won both competitions! The American Made Solar Prize was made even sweeter, by sharing the winner's podium with TECSI's customer, Origami Solar, whom we supported heavily throughout the competition to advance their technology.

Check out this hilarious video I made early on for the American Made Solar Prize competition.

https://www.youtube.com/watch?v=Nyz0lB9kkEo

I shot this out on my deck in CA. Back then, the concept was called Arcadia SR. Our trademark investigation nixed that name, but out of the efforts came Solvari, which we all liked a lot more anyway!

In 2023, with the $800k winnings from the American Made competition and $150k from the first round of the CalSEED competition, we closed down TECSI, moved to Texas, and formed Solvari. While we continued to develop the product, we began readying the company for investment. This included competing in the CleanTech Open, an incubator program where we were a regional finalist and where, for two days, I pitched constantly to rooms full of investors. We had a great time, and I met a lot of great investors.

So, here we are today, with a market-ready product and hundreds of interested potential customers. Our focus now is on investment, which will help us transition the company from research and development to commercialization so we can service those customers that are eager to buy our product.

Thanks to everyone who has helped along the way. I wouldn't be where I am without the generosity and support of amazing friends, family and colleagues. You all are the best!

www.solvarisolar.com

LEGAL DISCLAIMER: NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.



Solvari
SOLAR MADE EASY

Solvari
a few seconds ago ·

We're overwhelmed with gratitude for everyone who has expressed interest in investing in Solvari. Thanks for your support. Your belief in what we're building is deeply appreciated. Through your support we are more motivated than ever to make this vision a reality. Stay tuned for more updates. We can't wait to take the next step of our journey with you!

If you haven't reserved yet, and you are interested in being a part of a possible upcoming crowdfunding funding round, you can make your reservation at our StartEngine page by following the link below. There is no commitment to invest as part of the reservation process. However, if the campaign moves forward, those with reservations who choose to invest will receive 5% bonus shares. The reservation bonus shares offer expires at campaign launch. Minimum reservation is $500.

Click the link below to make your reservation.
https://www.startengine.com/offering/solvari

View more communications on our Investor Communications page.
https://www.solvarisolar.com/solar-panel-investor...

LEGAL DISCLAIMER: NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.


Reserve your interest in an investment in Solvari today
Solvari
SOLAR MADE EASY
TOYOTA
5% bonus shares
offer expires at campaign launch

Like Comment Share

Solvari
a few seconds ago · 🌐

···

The Solvari team is small but strong. We continue to leverage our extensive engineering, manufacturing, and bizdev expertise to bring Solvari SR to market. We are dedicated and tight knit, with a startup working ethic that is focused on problem solving, overcoming obstacles, and getting it done. Our customer service is focused on responsiveness, product quality, and an attention to detail. We are passionate about Solar, and believe our solution is the country's best chance to making solar accessible to everyone.

We are looking to expand our team to support our product launch and are exploring a crowdfunding campaign on StartEngine to raise the capital to help make this happen. If you or someone you know is interested in being a part of a possible upcoming funding round, you can make a reservation on StartEngine. There is no commitment to invest as part of the reservation process. However, if the campaign moves forward, those with reservations who choose to invest will receive 5% bonus shares. The reservation bonus shares offer expires at campaign launch. Minimum reservation is $500.

Click the link below to make your reservation.
https://www.startengine.com/offering/solvari

View more communications on our Investor Communications page.
https://www.solvarisolar.com/solar-panel-investor...

LEGAL DISCLAIMER: NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.



👍 Like   💬 Comment   ↪ Share

Solvari
a few seconds ago · 🌐

My Evolution on Crowdfunding
I am currently considering crowdfunding to finance Solvari's seed round. The prospect is exciting because it not only provides a structured vehicle for our professional investors who have shown interest in Solvari, but it also provides an opportunity for our community to take part in our journey. Recent regulation updates and the rise of credible professional platforms, such as StartEngine, have had a considerable impact on my enthusiasm with this funding approach. Learn more about the rise of equity crowdfunding here.

Why do Reservations?
The reservations process is being used to gauge the level of interest our community has for possibly investing in Solvari and allows us to provide a "thank you" in the form of 5% bonus shares if our campaign moves forward. The success of the reservation process will inform our funding strategy and next steps.

Crowdfunding Has Come a Long Way
Recent SEC Regulation Crowdfunding (CF) guidelines have put in place rules for online platforms to bring due diligence and rigor to their program to protect retail and accredited investors alike. Regulation CF requires compliance to both SEC and FINRA regulations and filings requirements, which include "bad actor" and anti-fraud provisions.

While investment in securities always carries risk, the SEC CF regulations bring consistency, transparency and rigor to the process. For example, the SEC requires annual reporting to be posted on our website. In addition, StartEngine requires companies on its platform to post quarterly updates on their campaign page. This transparency helps investors stay informed on the progress of their investments.

Why StartEngine?
StartEngine is an investor focus platform that makes crowdfunding consistent, professional, and equitable to all investors. They have helped over 1,000 companies raised over $1B from over a half a million investors (1, 2). We feel their platform is a great vehicle for angel groups, syndicates, LPs, VCs, accredited investors, and even non-accredited everyday folks looking to get into the game. StartEngine's investment committee, which is made up of professional VCs, evaluates every deal prior to accepting a company to its platform. They have a very low acceptance rate, turning away the majority of companies looking to raise funds. Approximately 25% of the fees to be on the StartEngine platform are paid in the form of company stock. In addition, they recently expanded their investor support team to help provide the best possible investor experience possible.

(Source1: https://www.startengine.com/offering/startengine4)
(Source2: https://help.startengine.com/what-can-startengine-do-to....)

The Crowdfunding Advantage for VCs
Instead of SAFE's, Convertible Debt or other complex high risk startup investing vehicles, most of the companies on the StartEngine platform offer straight equity in the form of common shares. StartEngine's standard offering docs eliminate legal fees on both sides of the transaction, allowing investments to go further. In addition, through the StartEngine platform, investors can generally accumulate significant amounts of bonus shares, accelerating their investment beyond the standard offer. It doesn't take an investment shark to understand that more for less is a good deal. In addition, with StartEngine Marketplace (3), investors on their platform can buy and sell shares from prior funding rounds allowing them to potentially unlock liquidity from their investments.

(Source3: https://marketplace.startengine.com/)

Solvari is considering a crowdfunding campaign on StartEngine to raise the capital to help support our transition to commercialization. If you or someone you know is interested in being a part of a possible upcoming funding round, you can make a reservation on StartEngine. There is no commitment to invest as part of the reservation process. However, if the campaign moves forward, those with reservations who choose to invest will receive 5% bonus shares. The reservation bonus shares offer expires at campaign launch. Minimum reservation is $500.

Click the link below to make your reservation.
https://www.startengine.com/offering/solvari

View more communications on our Investor Communications page.
https://www.solvarisolar.com/solar-panel-investor....

LEGAL DISCLAIMER: NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.





 **solvariinc**

 **solvariinc** Solvari has seen significant support and interest from the investment community, and we are excited to share with you that we are considering launching a crowdfunding campaign through StartEngine, an equity crowdfunding platform. If we move forward with this funding approach, it would provide our family, friends, and colleagues an opportunity to also invest in Solvari and support the next phase of our journey as we work to transform the solar industry with our unique technology.

To support our possible crowdfunding campaign, and to reflect the transition of our company from product development to commercialization, we have revamped our website.

https://www.solvarisolar.com/

It better supports our go-to-market strategy and caters the experience to our various target markets. Check it out to learn more about Solvari, our all-in-one solar panel technology, why we are exploring crowdfunding, and why we believe we can provide a higher value, lower cost option to homeowners.

If you or someone you know is interested in being a part of a possible upcoming funding round, you can make a reservation on StartEngine by following the link below. There is no commitment to invest as part of the reservation process. However, if the campaign moves forward, folks with reservations will receive 5% bonus shares if they choose to invest. The reservation bonus shares offer expires at campaign launch. Minimum reservation is $500.

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 **solvariinc**

more about Solvari, our all-in-one solar panel technology, why we are exploring crowdfunding, and why we believe we can provide a higher value, lower cost option to homeowners.

If you or someone you know is interested in being a part of a possible upcoming funding round, you can make a reservation on StartEngine by following the link below. There is no commitment to invest as part of the reservation process. However, if the campaign moves forward, folks with reservations will receive 5% bonus shares if they choose to invest. The reservation bonus shares offer expires at campaign launch. Minimum reservation is $500.

Click the link below to make your reservation.
https://www.startengine.com/offering/solvari

View more communications on our Investor Communications page.
https://www.solvarisolar.com/solar-panel-investor-communications

LEGAL DISCLAIMER: NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

Edited · 3m

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Solvari
SOLAR MADE EASY
My Solvari Journey





solvariinc

solvariinc My Solar Journey Part 2

The American Made Solar Prize was made even sweeter, by sharing the winner's podium with TECSI's customer, Origami Solar, whom we supported heavily throughout the competition to advance their technology.

Check out this hilarious video I made early on for the American Made Solar Prize competition. I shot this out on my deck in CA. Back then, the concept was called Arcadia SR. Our trademark investigation nixed that name, but out of the efforts came Solvari, which we all liked a lot more anyway!

In 2023, with the $800k winnings from the American Made competition and $150k from the first round of the CalSEED competition, we closed down TECSI, moved to Texas, and formed Solvari. While we continued to develop the product, we began readying the company for investment. This included competing in the CleanTech Open, an incubator program where we were a regional finalist and where, for two days, I pitched constantly to rooms full of investors. We had a great time, and I met a lot of great investors.

So, here we are today, with a market-ready product and hundreds of interested potential customers. Our focus now is on investment, which will help us transition the company from research and development to commercialization so we can service those customers that are eager to buy our product.

Thanks to everyone who has helped along the way. I wouldn't be where I am without the generosity and support of amazing friends, family and colleagues. You all are the best!

View insights

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19 seconds ago

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Post



Solvari
SOLAR MADE EASY

My Solvari Journey

 
competition, we closed down TECSI, moved to Texas, and formed Solvari. While we continued to develop the product, we began readying the company for investment. This included competing in the CleanTech Open, an incubator program where we were a regional finalist and where, for two days, I pitched constantly to rooms full of investors. We had a great time, and I met a lot of great investors.

So, here we are today, with a market-ready product and hundreds of interested potential customers. Our focus now is on investment, which will help us transition the company from research and development to commercialization so we can service those customers that are eager to buy our product.

Thanks to everyone who has helped along the way. I wouldn't be where I am without the generosity and support of amazing friends, family and colleagues. You all are the best!

Check out our website here
https://www.solvarisolar.com/

LEGAL DISCLAIMER: NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

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 solvariinc   ...

 **solvariinc** Over the last 2 years, Solvari has attended several trade shows and conducted a limited LinkedIn campaign. From this modest outreach, we have built a database of contacts from over 500 companies that have expressed interest in Solvari and our all-in-one solar panel.

To keep our community up to date on our progress, we have relied upon email campaigns with outreach cadence at a few times a month. The open rate from our target audience, whom we consider possible customers, is 57%, which is double what Campaign Monitor considers as a good rate. This suggests a high level of general interest in Solvari which is consistent with the enthusiasm we have seen at both solar and roofing tradeshows.

(Source: https://www.campaignmonitor.com/resources/knowledge-base/what-are-good-email-metrics/)

With product development complete and our all-in-one solar panel market ready, our goal is to transition the company to providing our panels to these potential customers. We are considering a crowdfunding campaign on StartEngine to raise the capital to help support this transition. If you or someone you know is interested in being a part of a possible upcoming funding round, you can make a reservation on StartEngine. There is no commitment to invest as part of the reservation process. However, if the campaign moves forward, those with reservations who choose to invest will receive 5% bonus shares. The reservation bonus shares offer expires at campaign launch. Minimum reservation is $500.

View insights   **Boost post**

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Solvari
SOLAR MADE EASY

The market wants Solvari


With product development complete and our all-in-one solar panel market ready, our goal is to transition the company to providing our panels to these potential customers. We are considering a crowdfunding campaign on StartEngine to raise the capital to help support this transition. If you or someone you know is interested in being a part of a possible upcoming funding round, you can make a reservation on StartEngine. There is no commitment to invest as part of the reservation process. However, if the campaign moves forward, those with reservations who choose to invest will receive 5% bonus shares. The reservation bonus shares offer expires at campaign launch. Minimum reservation is $500.

Click the link below to make your reservation.
https://www.startengine.com/offering/solvari

View more communications on our Investor Communications page.
https://www.solvarisolar.com/solar-panel-investor-communications

LEGAL DISCLAIMER: NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

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Reserve your interest in an investment in Solvari today
Solvari
SOLAR MADE EASY
TOYOTA
5% bonus shares
offer expires at campaign launch

solvariinc



than ever to make this vision a reality. Stay tuned for more updates. We can't wait to take the next step of our journey with you!

If you haven't reserved yet, and you are interested in being a part of a possible upcoming crowdfunding funding round, you can make your reservation at our StartEngine page by following the link below. There is no commitment to invest as part of the reservation process. However, if the campaign moves forward, those with reservations who choose to invest will receive 5% bonus shares. The reservation bonus shares offer expires at campaign launch. Minimum reservation is $500.

Click the link below to make your reservation.
https://www.startengine.com/offering/solvari

View more communications on our Investor Communications page. https://www.solvarisolar.com/solar-panel-investor-communications

LEGAL DISCLAIMER: NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

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Reserve your interest in an investment in Solvari today
Solvari
SOLAR MADE EASY
TOYOTA
5% bonus shares
offer expires at campaign launch

solvariinc ...



solvariinc We're overwhelmed with gratitude for everyone who has expressed interest in investing in Solvari. Thanks for your support. Your belief in what we're building is deeply appreciated. Through your support we are more motivated than ever to make this vision a reality. Stay tuned for more updates. We can't wait to take the next step of our journey with you!

If you haven't reserved yet, and you are interested in being a part of a possible upcoming crowdfunding funding round, you can make your reservation at our StartEngine page by following the link below. There is no commitment to invest as part of the reservation process. However, if the campaign moves forward, those with reservations who choose to invest will receive 5% bonus shares. The reservation bonus shares offer expires at campaign launch. Minimum reservation is $500.

Click the link below to make your reservation.
https://www.startengine.com/offering/solvari

View more communications on our Investor Communications page. https://www.solvarisolar.com/solar-panel-investor-communications

LEGAL DISCLAIMER: NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR

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Solvari
SOLAR MADE EASY

My Solvari Journey


 **solvariinc** My Solar Journey Part 1

Chasing one's dream can be time consuming. While over the last 9 years, my journey from SunEdison to Solvari has been rewarding, it has unfortunately been at the cost of staying in touch with all the amazing people I have met along the way. My Solvari baby has been and continues to be demanding. However, I wanted to take some time to reconnect and give you an update on what I've been doing and why I'm so excited about it.

It seems like forever ago when I first conceived of the all-in-one solar panel back in 2015. As life happens, the development of the concept was put on hold as I launched my first company in 2016. TECSI Solar was a successful boutique engineering firm that developed new solar products for dozens of companies. In 2021, after growing the company to a 6-person team, I was able to turn my attention to my passion, the all-in-one solar panel. Over the 6 years since I originally conceived of the concept, the cost of residential solar had remained virtually unchanged. This validated my belief that the all-in-one solar panel was more critical than ever if we were going to seriously reduce the cost of solar.

To advance the concept and kickstart the development of my unique technology, I applied to the American Made and CalSEED competitions. Both programs were demanding and required substantial financial and resource commitments. However, by leveraging the dedication and skill of the TESCI engineers we were able to quickly iterate concepts, validate our designs, and develop the product to such an extent that we won both competitions!

View insights   Boost post

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Solvari
SOLAR MADE EASY

My Solvari Journey

 **solvariinc**

engineering firm that developed new solar products for dozens of companies. In 2021, after growing the company to a 6-person team, I was able to turn my attention to my passion, the all-in-one solar panel. Over the 6 years since I originally conceived of the concept, the cost of residential solar had remained virtually unchanged. This validated my belief that the all-in-one solar panel was more critical than ever if we were going to seriously reduce the cost of solar.

To advance the concept and kickstart the development of my unique technology, I applied to the American Made and CalSEED competitions. Both programs were demanding and required substantial financial and resource commitments. However, by leveraging the dedication and skill of the TESCI engineers we were able to quickly iterate concepts, validate our designs, and develop the product to such an extent that we won both competitions!

Learn more on our website:
https://www.solvarisolar.com/

LEGAL DISCLAIMER: NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

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Solvari
SOLAR MADE EASY
Support the Solar Made Easy Team





solvariinc

are passionate about Solar, and believe our solution is the country's best chance to making solar accessible to everyone.

We are looking to expand our team to support our product launch and are exploring a crowdfunding campaign on StartEngine to raise the capital to help make this happen. If you or someone you know is interested in being a part of a possible upcoming funding round, you can make a reservation on StartEngine. There is no commitment to invest as part of the reservation process. However, if the campaign moves forward, those with reservations who choose to invest will receive 5% bonus shares. The reservation bonus shares offer expires at campaign launch. Minimum reservation is $500.

Click the link below to make your reservation.
https://www.startengine.com/offering/solvari

View more communications on our Investor Communications page. https://www.solvarisolar.com/solar-panel-investor-communications

LEGAL DISCLAIMER: NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

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Support the Solar Made Easy Team

 solvariinc



 solvariinc The Solvari team is small but strong. We continue to leverage our extensive engineering, manufacturing, and bizdev expertise to bring Solvari SR to market. We are dedicated and tight knit, with a startup working ethic that is focused on problem solving, overcoming obstacles, and getting it done. Our customer service is focused on responsiveness, product quality, and an attention to detail. We are passionate about Solar, and believe our solution is the country's best chance to making solar accessible to everyone.

We are looking to expand our team to support our product launch and are exploring a crowdfunding campaign on StartEngine to raise the capital to help make this happen. If you or someone you know is interested in being a part of a possible upcoming funding round, you can make a reservation on StartEngine. There is no commitment to invest as part of the reservation process. However, if the campaign moves forward, those with reservations who choose to invest will receive 5% bonus shares. The reservation bonus shares offer expires at campaign launch. Minimum reservation is $500.

Click the link below to make your reservation. https://www.startengine.com/offering/solvari

View more communications on our Investor Communications page. https://www.solvarisolar.com/solar-panel-investor-communications

LEGAL DISCLAIMER: NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE

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 solvariinc   

 **solvariinc** Why crowdfunding? Part 1

My Evolution on Crowdfunding
I am currently considering crowdfunding to finance Solvari's seed round. The prospect is exciting because it not only provides a structured vehicle for our professional investors who have shown interest in Solvari, but it also provides an opportunity for our community to take part in our journey. Recent regulation updates and the rise of credible professional platforms, such as StartEngine, have had a considerable impact on my enthusiasm with this funding approach. Learn more about the rise of equity crowdfunding here.

https://www.startengine.com/blog/what-is-equity-crowdfunding-everything-to-know-in-2024

Why do Reservations?
The reservations process is being used to gauge the level of interest our community has for possibly investing in Solvari and allows us to provide a "thank you" in the form of 5% bonus shares if our campaign moves forward. The success of the reservation process will inform our funding strategy and next steps.

Click the link below to make your reservation.
https://www.startengine.com/offering/solvari

View more communications on our Investor Communications page.
https://www.solvarisolar.com/solar-panel-investor-communications

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Why Crowdfunding?
Solvari
SOLAR MADE EASY

solvariinc

here.

https://www.startengine.com/blog/what-is-equity-crowdfunding-everything-to-know-in-2024

Why do Reservations?
The reservations process is being used to gauge the level of interest our community has for possibly investing in Solvari and allows us to provide a "thank you" in the form of 5% bonus shares if our campaign moves forward. The success of the reservation process will inform our funding strategy and next steps.

Click the link below to make your reservation.
https://www.startengine.com/offering/solvari

View more communications on our Investor Communications page.
https://www.solvarisolar.com/solar-panel-investor-communications

LEGAL DISCLAIMER: NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

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Why Crowdfunding?

Solvari
SOLAR MADE EASY

 solvariinc    ...

 **solvariinc** Crowdfunding Has Come a Long Way

Recent SEC Regulation Crowdfunding (CF) guidelines have put in place rules for online platforms to bring due diligence and rigor to their program to protect retail and accredited investors alike. Regulation CF requires compliance to both SEC and FINRA regulations and filings requirements, which include "bad actor" and anti-fraud provisions.

While investment in securities always carries risk, the SEC CF regulations bring consistency, transparency and rigor to the process. For example, the SEC requires annual reporting to be posted on our website. In addition, StartEngine requires companies on its platform to post quarterly updates on their campaign page. This transparency helps investors stay informed on the progress of their investments.

Why StartEngine?

StartEngine is an investor focus platform that makes crowdfunding consistent, professional, and equitable to all investors. They have helped over 1,000 companies raised over $1B from over a half a million investors (1, 2). We feel their platform is a great vehicle for angel groups, syndicates, LPs, VCs, accredited investors, and even non-accredited everyday folks looking to get into the game. StartEngine's investment committee, which is made up of professional VCs, evaluates every deal prior to accepting a company to its platform. They have a very low acceptance rate, turning away the majority of companies looking to raise funds. Approximately 25% of the fees to be on the StartEngine platform are paid in the form of company stock.

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Why Crowdfunding?
Solvari
SOLAR MADE EASY

solvariinc

crowdfunding consistent, professional, and equitable to all investors. They have helped over 1,000 companies raised over $1B from over a half a million investors (1, 2). We feel their platform is a great vehicle for angel groups, syndicates, LPs, VCs, accredited investors, and even non-accredited everyday folks looking to get into the game. StartEngine's investment committee, which is made up of professional VCs, evaluates every deal prior to accepting a company to its platform. They have a very low acceptance rate, turning away the majority of companies looking to raise funds. Approximately 25% of the fees to be on the StartEngine platform are paid in the form of company stock.

Sources
https://www.startengine.com/offering/startengine4
https://help.startengine.com/what-can-startengine-do-to-market-my-raise-ry4s6uRMK

Click the link to reserve.
https://www.startengine.com/solvari

LEGAL DISCLAIMER: NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

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Why Crowdfunding?

Solvari
SOLAR MADE EASY

 solvariinc

 **solvariinc** The Crowdfunding Advantage for VCs

Instead of SAFE's, Convertible Debt or other complex high risk startup investing vehicles, most of the companies on the StartEngine platform offer straight equity in the form of common shares. StartEngine's standard offering docs eliminate legal fees on both sides of the transaction, allowing investments to go further. In addition, through the StartEngine platform, investors can generally accumulate significant amounts of bonus shares, accelerating their investment beyond the standard offer. It doesn't take an investment shark to understand that more for less is a good deal. In addition, with StartEngine Marketplace (1), investors on their platform can buy and sell shares from prior funding rounds allowing them to potentially unlock liquidity from their investments.

(Source 1: https://marketplace.startengine.com/)

Solvari is considering a crowdfunding campaign on StartEngine to raise the capital to help support our transition to commercialization. If you or someone you know is interested in being a part of a possible upcoming funding round, you can make a reservation on StartEngine.

Click the link below to make your reservation. https://www.startengine.com/offering/solvari

View more communications on our Investor Communications page. https://www.solvarisolar.com/solar-panel-investor-communications

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 **solvariinc**   ...

to understand that more for less is a good deal. In addition, with StartEngine Marketplace (1), investors on their platform can buy and sell shares from prior funding rounds allowing them to potentially unlock liquidity from their investments.

(Source 1: https://marketplace.startengine.com/)

Solvari is considering a crowdfunding campaign on StartEngine to raise the capital to help support our transition to commercialization. If you or someone you know is interested in being a part of a possible upcoming funding round, you can make a reservation on StartEngine.

Click the link below to make your reservation. https://www.startengine.com/offering/solvari

View more communications on our Investor Communications page. https://www.solvarisolar.com/solar-panel-investor-communications

LEGAL DISCLAIMER: NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

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By Samuel Truthseeker, P.E. • 11/8/2024   ...

 **Solvari**
170 followers
now • 🌐

Solvari has seen significant support and interest from the investment community, and we are excited to share with you that we are considering launching a crowdfunding campaign through StartEngine, an equity crowdfunding platform. If we move forward with this funding approach, it would provide our family, friends, and colleagues an opportunity to also invest in Solvari and support the next phase of our journey as we work to transform the solar industry with our unique technology.

To support our possible crowdfunding campaign, and to reflect the transition of our company from product development to commercialization, we have revamped our website. It better supports our go-to-market strategy and caters the experience to our various target markets. Check it out to learn more about Solvari, our all-in-one solar panel technology, why we are exploring crowdfunding, and why we believe we can provide a higher value, lower cost option to homeowners.

If you or someone you know is interested in being a part of a possible upcoming funding round, you can make a reservation on StartEngine by following the link below. There is no commitment to invest as part of the reservation process. However, if the campaign moves forward, folks with reservations will receive 5% bonus shares if they choose to invest. The reservation bonus shares offer expires at campaign launch. Minimum reservation is $500.

Click the link below to make your reservation.
https://lnkd.in/gRmW8i2A

View more communications on our Investor Communications page.
https://lnkd.in/gW68DuaS

LEGAL DISCLAIMER: NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.



 ▾    Like    Comment    Repost

By Samuel Truthseeker, P.E. • 11/8/2024   • • •

 **Solvari**
171 followers
1h • Edited • 🌐

Solvari has seen significant support and interest from the investment community, and we are excited to share with you that we are considering launching a crowdfunding campaign through StartEngine, an equity crowdfunding platform. If we move forward with this funding approach, it would provide our family, friends, and colleagues an opportunity to also invest in Solvari and support the next phase of our journey as we work to transform the solar industry with our unique technology.

To support our possible crowdfunding campaign, and to reflect the transition of our company from product development to commercialization, we have revamped our website.

https://lnkd.in/gRiEtJme

It better supports our go-to-market strategy and caters the experience to our various target markets. Check it out to learn more about Solvari, our all-in-one solar panel technology, why we are exploring crowdfunding, and why we believe we can provide a higher value, lower cost option to homeowners.

If you or someone you know is interested in being a part of a possible upcoming funding round, you can make a reservation on StartEngine by following the link below. There is no commitment to invest as part of the reservation process. However, if the campaign moves forward, folks with reservations will receive 5% bonus shares if they choose to invest. The reservation bonus shares offer expires at campaign launch. Minimum reservation is $500.

Click the link below to make your reservation.
https://lnkd.in/gRmW8i2A

View more communications on our Investor Communications page.
https://lnkd.in/gW68DuaS

LEGAL DISCLAIMER: NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.



By Samuel Truthseeker, P.E. • 11/8/2024   •••

 **Solvari**
170 followers
now • 🌐

Over the last 2 years, Solvari has attended several tradeshows and conducted a limited LinkedIn campaign. From this modest outreach, we have built a database of contacts from over 500 companies that have expressed interest in Solvari and our all-in-one solar panel.

To keep our community up to date on our progress, we have relied upon email campaigns with outreach cadence at a few times a month. The open rate from our target audience, whom we consider possible customers, is 57%, which is double what Campaign Monitor considers as a good rate. This suggests a high level of general interest in Solvari which is consistent with the enthusiasm we have seen at both solar and roofing tradeshows.

(Source: https://lnkd.in/eFbVuCPC)

With product development complete and our all-in-one solar panel market ready, our goal is to transition the company to providing our panels to these potential customers. We are considering a crowdfunding campaign on StartEngine to raise the capital to help support this transition. If you or someone you know is interested in being a part of a possible upcoming funding round, you can make a reservation on StartEngine. There is no commitment to invest as part of the reservation process. However, if the campaign moves forward, those with reservations who choose to invest will receive 5% bonus shares. The reservation bonus shares offer expires at campaign launch. Minimum reservation is $500.

Click the link below to make your reservation and take one step closer to joining the "Solar Made Easy" revolution.
https://lnkd.in/gRmW8i2A

View more communications on our Investor Communications page.
https://lnkd.in/gW68DuaS

LEGAL DISCLAIMER: NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF NTEREST.



 ▾    Like    Comment    Repost

By Samuel Truthseeker, P.E. • 11/8/2024 •••

Solvari
171 followers
now • 🌐

We're overwhelmed with gratitude for everyone who has expressed interest in investing in Solvari. Thanks for your support. Your belief in what we're building is deeply appreciated. Through your support we are more motivated than ever to make this vision a reality. Stay tuned for more updates. We can't wait to take the next step of our journey with you!

If you haven't reserved yet, and you are interested in being a part of a possible upcoming crowdfunding funding round, you can make your reservation at our StartEngine page by following the link below. There is no commitment to invest as part of the reservation process. However, if the campaign moves forward, those with reservations who choose to invest will receive 5% bonus shares. The reservation bonus shares offer expires at campaign launch. Minimum reservation is $500.

Click the link below to make your reservation.
https://lnkd.in/gRmW8i2A

View more communications on our Investor Communications page.
https://lnkd.in/gW68DuaS

LEGAL DISCLAIMER: NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.



Reserve your interest in an investment in Solvari today

5% bonus shares offer expires at campaign launch

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By Samuel Truthseeker, P.E. • 11/8/2024



Solvari
170 followers
now · 🌐

My Solar Journey Part 2

In 2023, with the $800k winnings from the American Made competition and $150k from the first round of the CalSEED competition, we closed down TECSI, moved to Texas, and formed Solvari. While we continued to develop the product, we began readying the company for investment. This included competing in the CleanTech Open, an incubator program where we were a regional finalist and where, for two days, I pitched constantly to rooms full of investors. We had a great time, and I met a lot of great investors.
So, here we are today, with a market-ready product and hundreds of interested potential customers. Our focus now is on investment, which will help us transition the company from research and development to commercialization so we can service those customers that are eager to buy our product.

Thanks to everyone who has helped along the way. I wouldn't be where I am without the generosity and support of amazing friends, family and colleagues. You all are the best!

Check out our StartEngine campaign here.
https://lnkd.in/gRmW8i2A

Visit our website here
https://lnkd.in/gRiEtJme

LEGAL DISCLAIMER: NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.



By Samuel Truthseeker, P.E. • 11/8/2024 • • •

 **Solvari**
171 followers
now • 🌐

The Solvari team is small but strong. We continue to leverage our extensive engineering, manufacturing, and bizdev expertise to bring Solvari SR to market. We are dedicated and tight knit, with a startup working ethic that is focused on problem solving, overcoming obstacles, and getting it done. Our customer service is focused on responsiveness, product quality, and an attention to detail. We are passionate about Solar, and believe our solution is the country's best chance to making solar accessible to everyone.

We are looking to expand our team to support our product launch and are exploring a crowdfunding campaign on StartEngine to raise the capital to help make this happen. If you or someone you know is interested in being a part of a possible upcoming funding round, you can make a reservation on StartEngine. There is no commitment to invest as part of the reservation process. However, if the campaign moves forward, those with reservations who choose to invest will receive 5% bonus shares. The reservation bonus shares offer expires at campaign launch. Minimum reservation is $500.

Click the link below to make your reservation.
https://lnkd.in/gRmW8i2A

View more communications on our Investor Communications page.
https://lnkd.in/gW68DuaS

LEGAL DISCLAIMER: NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.y



 ▼    Like    Comment    Repost

Solvari
171 followers
now · ⊕

Why crowdfunding? Part 2

Why StartEngine?
StartEngine is an investor focus platform that makes crowdfunding consistent, professional, and equitable to all investors. They have helped over 1,000 companies raised over $1B from over a half a million investors (1, 2). We feel their platform is a great vehicle for angel groups, syndicates, LPs, VCs, accredited investors, and even non-accredited everyday folks looking to get into the game. StartEngine's investment committee, which is made up of professional VCs, evaluates every deal prior to accepting a company to its platform. They have a very low acceptance rate, turning away the majority of companies looking to raise funds. Approximately 25% of the fees to be on the StartEngine platform are paid in the form of company stock. In addition, they recently expanded their investor support team to help provide the best possible investor experience possible.

(Source1: https://lnkd.in/gqEdCedB)
(Source2: https://lnkd.in/gjhXE5ah)

The Crowdfunding Advantage for VCs
Instead of SAFE's, Convertible Debt or other complex high risk startup investing vehicles, most of the companies on the StartEngine platform offer straight equity in the form of common shares. StartEngine's standard offering docs eliminate legal fees on both sides of the transaction, allowing investments to go further. In addition, through the StartEngine platform, investors can generally accumulate significant amounts of bonus shares, accelerating their investment beyond the standard offer. It doesn't take an investment shark to understand that more for less is a good deal. In addition, with StartEngine Marketplace (3), investors on their platform can buy and sell shares from prior funding rounds allowing them to potentially unlock liquidity from their investments.
(Source3: https://lnkd.in/gkpdrdP6)

Solvari is considering a crowdfunding campaign on StartEngine to raise the capital to help support our transition to commercialization. If you or someone you know is interested in being a part of a possible upcoming funding round, you can make a reservation on StartEngine.

Click the link below to make your reservation.
https://lnkd.in/gRmW8i2A

View more communications on our Investor Communications page.
https://lnkd.in/gW68DuaS

LEGAL DISCLAIMER: NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.



Solvari
171 followers
now · 🌐

Why crowdfunding? Part 1

My Evolution on Crowdfunding
I am currently considering crowdfunding to finance Solvari's seed round. The prospect is exciting because it not only provides a structured vehicle for our professional investors who have shown interest in Solvari, but it also provides an opportunity for our community to take part in our journey. Recent regulation updates and the rise of credible professional platforms, such as StartEngine, have had a considerable impact on my enthusiasm with this funding approach. Learn more about the rise of equity crowdfunding here.

https://lnkd.in/g2X4afXw

Why do Reservations?
The reservations process is being used to gauge the level of interest our community has for possibly investing in Solvari and allows us to provide a "thank you" in the form of 5% bonus shares if our campaign moves forward. The success of the reservation process will inform our funding strategy and next steps.

Crowdfunding Has Come a Long Way
Recent SEC Regulation Crowdfunding (CF) guidelines have put in place rules for online platforms to bring due diligence and rigor to their program to protect retail and accredited investors alike. Regulation CF requires compliance to both SEC and FINRA regulations and filings requirements, which include "bad actor" and anti-fraud provisions.

While investment in securities always carries risk, the SEC CF regulations bring consistency, transparency and rigor to the process. For example, the SEC requires annual reporting to be posted on our website. In addition, StartEngine requires companies on its platform to post quarterly updates on their campaign page. This transparency helps investors stay informed on the progress of their investments.

Click the link below to make your reservation.
https://lnkd.in/gRmW8i2A

View more communications on our Investor Communications page.
https://lnkd.in/gW68DuaS

LEGAL DISCLAIMER: NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.





Solvari
SOLAR MADE EASY

Installers | Contractors | Home Builders | Homeowners

About | Resources | Investors | Order

1-844-SOLVARI

EMAIL LOG IN

Stay Informed & Reserve

Investor Communications

Join the Solar Ma Revolution

Join our investors' email list

Stay in touch with Solvari's progress and ensure you don't miss any big upcoming announcements.

First name | Last name

Phone | Email

Add message (optional)

Join

Get 5% Bonus Shares*

Reserve Now on StartEngine

We are exploring offering the opportunity to invest in Solvari to our friends, family, colleagues, and professional investors through crowdfunding. *Get an additional 5% bonus shares on our possible upcoming investment opportunity by reserving on StartEngine prior to our campaign launching.

The reservation allows Solvari to gauge interest from prospective investors, by allowing them to reserve equity. Minimum reservation is $500.

How it works?

This tutorial walks you through how to create a StartEngine account, determine your investment limit, and make your reservation. Additional information can be found on the StartEngine Investor FAQ page.

LEGAL DISCLAIMER: NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

Reserve your Interest in Solvar
start engine

3.wixsite.com/website-959/stay-informed-and-reserve



Solvari
SOLAR MADE EASY

Installers | Contractors | Home Builders | Homeowners
About | Resources | Investors | Order

1-844-SOLVARI
EMAIL LOG IN

Join the Solar Made Easy Revolution

Join our investors' email list

Stay in touch with Solvari's progress and ensure you don't miss any big upcoming announcements.

First name | Last name
Phone | Email
Add message (optional)

Join

Get 5% Bonus Shares*

Reserve Now on StartEngine

We are exploring offering the opportunity to invest in Solvari to our friends, family, colleagues, and professional investors through crowdfunding. *Get an additional 5% bonus shares on our possible upcoming investment opportunity by reserving on StartEngine prior to our campaign launching.

The reservation allows Solvari to gauge interest from prospective investors, by allowing them to reserve equity. Minimum reservation is $500.

How it works?

This tutorial walks you through how to create a StartEngine account, determine your investment limit, and make your reservation. Additional information can be found on the StartEngine Investor FAQ page.

LEGAL DISCLAIMER: NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.

Reserve your Interest in Solvari
start engine



solvariinc

 **solvariinc** We've had a tremendously productive few weeks, and we're thrilled to share that something big is on the horizon. Our team has been working tirelessly behind the scenes, and soon we'll be making an exciting announcement that we know you won't want to miss. Whether you've been with us since the beginning or you're new to our journey, this news will mark a major milestone for our mission. So, keep an eye on your inbox for the official announcement with details on how you can get involved. We can't wait to share more with you!

If you haven't reserved yet, and you or someone you know is interested in being a part of a possible upcoming crowdfunding funding round, you can make your reservation at our StartEngine page by following the link below. There is no commitment to invest as part of the reservation process. However, if the campaign moves forward, those with reservations who choose to invest will receive 5% bonus shares. The reservation bonus shares offer expires at campaign launch. Minimum reservation is $500.

Click the link below to make your reservation.
https://www.startengine.com/offering/solvari

LEGAL DISCLAIMER: NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. *RESERVING* SECURITIES IS

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Be the first to **like this**
20 seconds ago

Add a comment...   Post

Solvari
171 followers
11m · 🌐

We've had a tremendously productive few weeks, and we're thrilled to share that something big is on the horizon. Our team has been working tirelessly behind the scenes, and soon we'll be making an exciting announcement that we know you won't want to miss. Whether you've been with us since the beginning or you're new to our journey, this news will mark a major milestone for our mission. So, keep an eye on your inbox for the official announcement with details on how you can get involved. We can't wait to share more with you!

If you haven't reserved yet, and you or someone you know is interested in being a part of a possible upcoming crowdfunding funding round, you can make your reservation at our StartEngine page by following the link below. There is no commitment to invest as part of the reservation process. However, if the campaign moves forward, those with reservations who choose to invest will receive 5% bonus shares. The reservation bonus shares offer expires at campaign launch. Minimum reservation is $500.

Click the link below to make your reservation.
https://lnkd.in/gRmW8l2A

LEGAL DISCLAIMER: NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.



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Comment as Solvari...   ☺ 🖼

 **Solvari**
a few seconds ago · 🌐   ...

We've had a tremendously productive few weeks, and we're thrilled to share that something big is on the horizon. Our team has been working tirelessly behind the scenes, and soon we'll be making an exciting announcement that we know you won't want to miss. Whether you've been with us since the beginning or you're new to our journey, this news will mark a major milestone for our mission. So, keep an eye on your inbox for the official announcement with details on how you can get involved. We can't wait to share more with you!

If you haven't reserved yet, and you or someone you know is interested in being a part of a possible upcoming crowdfunding funding round, you can make your reservation at our StartEngine page by following the link below. There is no commitment to invest as part of the reservation process. However, if the campaign moves forward, those with reservations who choose to invest will receive 5% bonus shares. The reservation bonus shares offer expires at campaign launch. Minimum reservation is $500.

Click the link below to make your reservation.
https://www.startengine.com/offering/solvari

LEGAL DISCLAIMER: NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED. NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THROUGH AN INTERMEDIARY'S PLATFORM. AN INDICATION OF INTEREST INVOLVES NO OBLIGATION OR COMMITMENT OF ANY KIND. "RESERVING" SECURITIES IS SIMPLY AN INDICATION OF INTEREST.



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